Form 425
Filed by Hicks Acquisition Company I, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Resolute Energy Corporation
Commission File No.: 333-161076
On September 2, 2009, Hicks Acquisition Company I, Inc., a Delaware corporation (“Hicks Acquisition”) mailed a notice of special meeting to its stockholders of record as of August 31, 2009 to consider and vote on several proposals related to that certain Purchase and IPO Reorganization Agreement, dated as of August 2, 2009, by and among Hicks Acquisition, Resolute Energy Corporation (“Resolute”), Resolute Holdings Sub, LLC, Resolute Subsidiary Corporation, a wholly-owned subsidiary of Resolute, Resolute Aneth, LLC, Resolute Holdings, LLC, and HH-HACI, L.P., pursuant to which Hicks Acquisition’s stockholders will acquire a majority of the outstanding shares of capital stock of Resolute (collectively, the “Acquisition”). The text of the notice of meeting is below. A definitive proxy statement and proxy card will be sent separately to Hicks Acquisition stockholders before the special meeting.
Important Additional Information Regarding the Acquisition will be Filed with the SEC
In connection with the Acquisition, Hicks Acquisition and Resolute have filed a first amendment to the preliminary proxy statement/prospectus, which is included as part of the Registration Statement. Hicks Acquisition and Resolute may file other relevant documents concerning the Acquisition, including any additional amendments to the Registration Statement that may be filed by Resolute. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) INCLUDED AS PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE ACQUISITION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov. Investors may also obtain these documents, free of charge, by directing a request to Hicks Acquisition at 100 Crescent Court, Suite 1200, Dallas, TX 75201 or by contacting Hicks Acquisition at (214) 615-2300.
Participants In The Solicitation
Hicks Acquisition, Resolute, and their respective directors and officers may be deemed participants in the solicitation of proxies to Hicks Acquisition’s stockholders with respect to the Acquisition. A list of the names of those directors and officers and a description of their interests in the Acquisition is contained in the preliminary proxy statement/prospectus regarding the Acquisition, which is included as part of the preliminary Registration Statement on Form S-4, as amended, (File No. 333-161076) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”). Hicks Acquisition’s stockholders may obtain additional information about the interests of the directors and officers of Hicks Acquisition and Resolute in the Acquisition by reading any other materials to be filed with the SEC regarding the Acquisition when such information becomes available.
Forward-Looking Statements
This report contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, regarding the Acquisition and Hicks Acquisition’s plans, objectives, and intentions. Words such as expects, anticipates, intends, plans, believes, seeks, estimates, and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this report.
Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: uncertainties as to the timing of the Acquisition; approval of the Acquisition by Hicks Acquisition’s stockholders; approval of the warrant amendment by the holders of public warrants; approval of the amendment to Hicks Acquisition’s certificate of incorporation by Hicks Acquisition’s stockholders; the satisfaction of other closing conditions to the Acquisition, including the receipt of any required regulatory approvals; costs related to the Acquisition; the volatility of oil and gas prices; discovery, estimation, development, and replacement of oil and gas reserves; the future cash flow, liquidity, and financial position of Resolute’s operating subsidiaries; the success of the business and financial strategy, hedging strategies, and plans of Resolute; the amount, nature and timing of capital expenditures of Resolute, including future development costs; availability and terms of capital; the effectiveness of the CO2 flood program of Resolute’s operating subsidiaries; the timing and amount of future production of oil and gas; availability of drilling and production equipment; operating costs and other expenses of Resolute’s operating subsidiaries; the success of prospect development and property acquisition of Resolute’s operating subsidiaries; the success of Resolute’s operating subsidiaries in marketing oil and gas; competition in the oil and gas industry; the relationship of Resolute’s operating subsidiaries with the Navajo Nation and Navajo Nation Oil and Gas, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas become exercisable; the impact of weather and the occurrence of disasters, such as fires, floods, and other events and natural disasters; government regulation of the oil and gas industry; developments in oil-producing and gas-producing countries; the success of strategic plans, expectations and objectives for future operations of Resolute. Actual results may differ materially from those contained in the forward-looking statements in this report. Hicks Acquisition and Resolute undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement.

HICKS ACQUISITION COMPANY I, INC.
100 Crescent Court, Suite 1200
Dallas, Texas 75201

Dear Stockholder:

This letter extends to you a personal invitation to join us at our special meeting in lieu of 2009 annual meeting of Hicks Acquisition Company I, Inc. (“HACI”) stockholders to be held on September 22, 2009, at 10:30 a.m., Central time, at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, 39th Floor, Dallas, Texas 75201.

At this special meeting, you will vote on the (i) election of four directors to serve on HACI’s board of directors, (ii) approval of an amendment to HACI’s amended and restated certificate of incorporation, (iii) adoption of the Purchase and IPO Reorganization Agreement dated as of August 2, 2009, by and among HACI, Resolute Energy Corporation, and certain other parties thereto (the “Acquisition Agreement”), (iv) approval of the adjournment of the special meeting in order to permit further solicitation of proxies if necessary and (v) such other matters as may properly come before the special meeting.

We have enclosed with this letter an official notice of the special meeting and a copy of the Acquisition Agreement as Annex A. We have also enclosed with this letter an official notice of appraisal rights which may be available to our stockholders and a full copy of Section 262 of the Delaware General Corporation Law as Annex B.

The items of business to be presented at the special meeting will be more fully described in the proxy statement/prospectus which will be provided to you in the near future. We will also provide you with a proxy card and voting instructions with the proxy statement/prospectus.

We want to thank you for your ongoing support and we hope to see you at the special meeting.

Sincerely,

Joseph B. Armes
Director, President, Chief Executive Officer
and Chief Financial Officer of
Hicks Acquisition Company I, Inc.

HICKS ACQUISITION COMPANY I, INC.
100 Crescent Court, Suite 1200
Dallas, Texas 75201

NOTICE OF SPECIAL MEETING IN LIEU OF 2009 ANNUAL MEETING
OF STOCKHOLDERS OF HICKS ACQUISITION COMPANY I, INC.

To Be Held On September 22, 2009

To the Stockholders of Hicks Acquisition Company I, Inc. (“HACI”):

NOTICE IS HEREBY GIVEN that the special meeting in lieu of 2009 annual meeting of HACI stockholders will be held at 10:30 A.M., Central time, on September 22, 2009, at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, 39th Floor, Dallas, Texas 75201 for the following purposes:

1. to elect four directors to serve on HACI’s board of directors (the “Director Election Proposal”);

2. to approve an amendment to HACI’s amended and restated certificate of incorporation (the “Charter”) to provide for its perpetual existence and to permit a business combination with an entity engaged in the energy industry as its principal business despite the provisions in the Charter prohibiting HACI from consummating a business combination with an entity engaged in the energy industry as previously disclosed throughout the registration statement used to offer and sell HACI units in connection with HACI’s initial public offering (the “Charter Amendment Proposal”);

3. to adopt the Purchase and IPO Reorganization Agreement, dated as of August 2, 2009 (the “Acquisition Agreement”), by and among HACI, Resolute Energy Corporation, a Delaware corporation (the “Company”), Resolute Subsidiary Corporation, a Delaware corporation, Resolute Aneth, LLC, a Delaware limited liability company, Resolute Holdings, LLC, a Delaware limited liability company, Resolute Holdings Sub, LLC, a Delaware limited liability company (“Seller”), and HH-HACI, L.P., a Delaware limited partnership, and to approve the transactions contemplated thereby, pursuant to which, through a series of transactions, holders of HACI common stock, par value $0.0001 per share (“HACI Common Stock”) will acquire a majority of the outstanding common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), and the Company will acquire HACI and the business and operations of Seller (the “Acquisition,” and such proposal, the “Acquisition Proposal”);

4. to approve the adjournment of the special meeting of HACI stockholders, if necessary (the “Stockholder Adjournment Proposal”), in order to permit further solicitation and vote of proxies in favor of the foregoing proposals; and

5. such other matters as may properly come before the special meeting of HACI stockholders or any adjournment or postponement thereof.

If the Charter Amendment Proposal, the Acquisition Proposal and a proposal being submitted to HACI warrantholders is not approved or if holders of 30% or more of the shares of HACI Common Stock issued as part of the HACI units in HACI’s initial public offering vote against the Acquisition Proposal and properly exercise their conversion rights, then HACI will not consummate the Acquisition. If the Acquisition is not consummated, another business combination will not be presented to HACI stockholders and the terms of the Charter will require HACI to dissolve and liquidate on September 28, 2009.

Only holders of record of HACI Common Stock at the close of business on August 31, 2009 are entitled to notice of the special meeting of HACI stockholders and to vote at the special meeting of stockholders and any adjournments or postponements thereof.

A complete list of HACI stockholders of record entitled to vote at the special meeting in lieu of 2009 annual meeting of HACI stockholders will be available for ten days before the special meeting at the principal executive offices of HACI for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

All HACI stockholders are cordially invited to attend the special meeting of HACI stockholders in person. Your vote is important regardless of the number of shares you own.

Thank you for your participation. We look forward to your continued support.

September 2, 2009

By Order of the Board of Directors

Joseph B. Armes
Director, President, Chief Executive Officer
and Chief Financial Officer of
Hicks Acquisition Company I, Inc.

PARTICIPANTS IN THE SOLICITATION

HACI, the Company, and their respective directors and officers may be deemed participants in the solicitation of proxies to HACI’s stockholders with respect to the Acquisition. A list of the names of those directors and officers and a description of their interests in the Acquisition is contained in the preliminary proxy statement/prospectus regarding the Acquisition, which is included as part of Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-161076) of the Company. HACI’s stockholders may obtain additional information about the interests of the directors and officers of HACI and the Company in the Acquisition by reading any other materials to be filed with the Securities and Exchange Commission regarding the Acquisition when such information becomes available.

IMPORTANT ADDITIONAL INFORMATION REGARDING THE ACQUISITION
WILL BE FILED WITH THE SEC

In connection with the Acquisition, the Company and HACI have filed the preliminary proxy statement/prospectus, which is included as part of Amendment No. 1 to the Registration Statement. The Company and HACI may file other relevant documents concerning the Acquisition, including any amendments to the Registration Statement that may be filed by the Company. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) INCLUDED AS PART OF THE REGISTRATION STATEMENT, AS AMENDED AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE ACQUISITION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov. Investors may also obtain these documents, free of charge, by directing a request to the HACI at 100 Crescent Court, Suite 1200, Dallas, TX 75201 or by contacting the HACI at (214) 615-2300.

FORWARD LOOKING STATEMENTS

This notice includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised”, “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this notice. Such risk factors include, among others: uncertainties as to the timing of the transaction, approval of the transaction by HACI’s stockholders; the satisfaction of other closing conditions to the transaction, including the receipt of any required regulatory approvals; the approval of the charter amendment by HACI’s stockholders and the warrant amendment by HACI’s warrantholders; costs related to the transaction; the volatility of oil and gas prices; discovery, estimation, development and replacement of oil and gas reserves; the future cash flow, liquidity and financial position of the Company; the success of the business and financial strategy, hedging strategies and plans of the Company; the amount, nature and timing of capital expenditures of the Company, including future development costs; availability and terms of capital; the effectiveness of the Company’s CO2 flood program; the timing and amount of future production of oil and gas; availability of drilling and production equipment; operating costs and other expenses of the Company; the success of prospect development and property acquisition of the Company; the success of the Company in marketing oil and gas; competition in the oil and gas industry; the Company’s relationship with the Navajo Nation and Navajo Nation Oil and Gas, as well as the timing of when certain purchase rights held by Navajo Nation Oil and Gas become exercisable; the impact of weather and the occurrence of disasters, such as fires, floods and other events and natural disasters; government regulation of the oil and gas industry; developments in oil-producing and gas-producing countries; the success of strategic plans, expectations and objectives for future operations of the Company. Actual results may differ materially from those contained in the forward-looking statements in this notice. HACI and the Company undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this notice. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice. All forward-looking statements are qualified in their entirety by this cautionary statement.

NOTICE OF APPRAISAL RIGHTS

In the event the Company’s securities are not listed on a national securities exchange at the time the Acquisition is consummated, appraisal rights will be available to all HACI stockholders pursuant to Section 262 of the Delaware General Corporation Law (“DGCL”). Appraisal rights are not available to holders of HACI warrants. If appraisal rights are available, holders of shares of HACI Common Stock who continuously hold such shares through the effective time of the Acquisition, who do not vote in favor of the Acquisition Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Acquisition under Section 262 of the DGCL. If the Company Common Stock is listed on a national securities exchange at the time the Acquisition is consummated, HACI stockholders will not be entitled to assert appraisal rights under Section 262.

Holders of Public Shares electing to exercise conversion rights will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this notice as Annex B. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of HACI Common Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of HACI Common Stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.

In the event that appraisal rights are available, under Section 262, holders of shares of HACI Common Stock who continuously hold such shares through the effective time of the Acquisition, who do not vote in favor of the Acquisition Proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Acquisition, together with interest, if any, as determined by the court.

Under Section 262, where a merger or consolidation agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. To the extent appraisal rights are available in connection with the Acquisition, this notice shall constitute the notice, and the full text of Section 262 is attached to this notice as Annex B. In the event appraisal rights are available in connection with the Acquisition, any holder of HACI Common Stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, HACI believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

If appraisal rights are available in connection with the Acquisition, any holder of HACI Common Stock wishing to exercise appraisal rights must deliver to HACI, before the vote on the Acquisition Proposal at the special meeting of HACI stockholders, a written demand for the appraisal of the stockholder’s shares. A holder of shares of HACI Common Stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the Acquisition. The stockholder must not vote in favor of the Acquisition Proposal. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Acquisition Proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Acquisition Proposal or abstain from voting on the Acquisition Proposal. Neither voting against the adoption of the

Acquisition Proposal nor abstaining from voting or failing to vote on the Acquisition Proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Acquisition Proposal. The demand must reasonably inform HACI of the identity of the holder, as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to deliver the written demand prior to the taking of the vote on the Acquisition Proposal at the special meeting of HACI stockholders will constitute a waiver of appraisal rights.

If appraisal rights are available in connection with the Acquisition, only a holder of record of shares of HACI Common Stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of HACI Common Stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Acquisition. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of HACI Common Stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Hicks Acquisition Company I, Inc., Thomas O. Hicks, corporate secretary, 100 Crescent Court, Suite 1200, Dallas, Texas 75201.

Any holder of HACI Common Stock may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Acquisition Agreement by delivering to Company as the surviving entity of the Acquisition, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Acquisition will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just.

Notice by the Surviving Corporation

If appraisal rights are available in connection with the Acquisition, within 10 days after the effective time of the Acquisition, the Company, as the surviving corporation, must notify each holder of HACI Common Stock who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the Acquisition Proposal, that the Acquisition has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Acquisition, but not thereafter, the Company, as the surviving entity of the Acquisition, or any holder of HACI Common Stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery and demanding a determination of the fair value of the shares held by all dissenting holders. The Company, as the surviving entity is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition. Accordingly, it is the obligation of the holders of HACI Common Stock to initiate all necessary action to perfect their appraisal rights in respect of shares of HACI Common Stock within the time prescribed in Section 262.

Within 120 days after the effective time of the Acquisition, any holder of HACI Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company a statement setting forth the aggregate number of shares not voted in favor of the Acquisition Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed by a holder of shares of HACI Common Stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After determining the holders of HACI Common Stock entitled to appraisal, the Delaware Court of Chancery, through an appraisal proceeding, shall determine the “fair value” of their shares exclusive of any element of value arising from the accomplishment or expectation of the Acquisition, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Acquisition that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Acquisition if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262. Although HACI believes that the exchange of HACI Common Stock for Company Common Stock is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, this consideration. Neither HACI nor the Company anticipate offering more than the applicable shares of Company Common Stock to any stockholder of HACI exercising appraisal rights, and each of HACI and the Company reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of HACI Common Stock is less than the applicable shares of Company Common Stock, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of HACI Common Stock have been appraised. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Acquisition through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Acquisition and the date of payment of the judgment. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of HACI Common Stock under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of HACI Common Stock will be deemed to have been converted at the effective time of the Acquisition into the right to receive Company Common Stock. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Acquisition or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the Company Common Stock in accordance with Section 262.

From and after the effective time of the Acquisition, no dissenting stockholder shall have any rights of a stockholder of HACI with respect to that holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of HACI Common Stock, if any, payable to stockholders of HACI of record as of a time prior to the effective time of the Acquisition; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the Acquisition, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the Acquisition consideration in accordance with the terms of the Acquisition Agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of HACI without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

Annex A

PURCHASE AND IPO REORGANIZATION
AGREEMENT

among

HICKS ACQUISITION COMPANY I, INC.,

RESOLUTE ENERGY CORPORATION,

RESOLUTE SUBSIDIARY CORPORATION,

RESOLUTE ANETH, LLC,

RESOLUTE HOLDINGS, LLC,

RESOLUTE HOLDINGS SUB, LLC,

and

HH-HACI, L.P.

Dated as of August 2, 2009

INDEX OF DEFINED TERMS

Term	Page

1st Lien Agreement	A-51
2nd Lien Agreement	A-51
Acquired Interest	A-9
Acquisition	A-9
Acquisition Consideration	A-9
Affiliate	A-50
Aggregate Cash Consideration	A-51
Agreement	A-9
Aneth	A-9
Antitrust Division	A-40
Balance Sheet Date	A-17
Benefit Plans	A-51
BIA	A-51
Business Day	A-51
Business Employees	A-51
Buyer	A-9
Buyer Certificate of Incorporation	A-51
Buyer Common Stock	A-51
Buyer Contracts	A-34
Buyer Financial Statements	A-33
Buyer Information	A-51
Buyer Organizational Documents	A-30
Buyer Returns	A-33
Buyer SEC Documents	A-51
Buyer Stockholder Approval	A-31
Buyer Stockholder Meeting	A-31
Buyer Warrants	A-51
Cash Consideration	A-11
Cash Election Warrants	A-12
Certificate of Merger	A-11
Certificates	A-13
Charter Amendment	A-51
Claim	A-55
Closing	A-10
Closing Date	A-10
Code	A-51
Co-Investment Agreement	A-10
Collective Bargaining Agreements	A-46
Company and Companies	A-51
Company Assets	A-25
Company Benefit Plans	A-21
Company Information	A-51
Company Intellectual Property	A-23

Term	Page

Confidentiality Agreement	A-36
Contract	A-17
Contribution	A-9
Contribution Consideration	A-10
Contribution Interest	A-9
Credit Agreements	A-51
Defensible Title	A-27
Defined Percentage	A-51
DGCL	A-9
Discrepancy Amount	A-30
Earnout Shares	A-52
Election	A-11
Election Date	A-13
Environmental Laws	A-21
Environmental Licenses and Permits	A-21
ERISA	A-52
ERISA Affiliate	A-52
Evaluated Properties	A-30
Exchange Act	A-32
Exchange Agent	A-52
Excluded Subsidiaries	A-52
Final Adjustment Report	A-15
Final Order	A-46
Financial Statements	A-17
First Amendment	A-24
Form of Election	A-13
Founder	A-9
Founder’s Transactions	A-9
Founder’s Warrants	A-52
FTC	A-40
GAAP	A-17
Governmental Authority	A-19
Graham Agreement	A-52
HACI Warrant Agreement	A-52
Hazardous Substances	A-27
Hedging Arrangements	A-45
HSR Act	A-15
IMDA	A-52
Incentive Plan	A-14
Indebtedness	A-52
Initial Business Combination	A-52
Intellectual Property	A-52
Interim Financial Statements	17
IPO	A-52

Term	Page

IPO Corp.	A-9
IPO Corp. Common Stock	A-9
IPO Reorganization	A-9
IPO Shares	A-52
Knowledge of Seller and the Companies	A-53
Lands	A-25
Laws	A-15
Leased Real Property	A-53
Leases	A-25
Lien	A-53
Major Customers	A-25
Material Adverse Effect	A-53
Material Contracts	A-24
Merger	A-9
Merger Consideration	A-11
Merger Effective Time	A-11
Merger Sub	A-9
Navajo Nation	A-53
New Founder’s Warrants	A-12
New Sponsor’s Warrants	A-12
New Warrant Agreement	A-11
New Warrant Consideration	A-11
New Warrant Election Warrants	A-12
NNOG	A-53
NNOG Contract	A-24
NRI	A-28
Owned Real Property	A-53
Parent	A-9
Permits	A-19
Permitted Encumbrances	A-27
Permitted Liens	A-53
Person	A-54
Proceedings	A-19
Production	A-54
Prospect	A-54
Proxy/Registration Statement	A-42
Public Stockholder	A-54
Public Warrants	A-54
Report Date	A-30
Reserve Engineer	A-30
Reserve Report	A-30
Reserve Report Interests	A-30
Returns	A-19
Retention Shares	A-10

Term	Page

Royalty Payments	A-29
Scheduled Interests	A-30
SEC	A-54
SEC Reports	A-43
Securities Act	A-32
Seller	A-9
Seller Interests	A-54
Seller’s Warrants	A-10
Significant Contracts	A-28
Special Meeting of Warrantholders	A-13
Sponsor’s Warrants	A-54
Sponsor’s Warrants Sale	A-9
Stock Earnout Target	A-54
Subsidiaries	A-54
Subsidiary	A-54
Surviving Corporation	A-11
Taxes	A-18
Transfer Taxes	A-48
Trust Account	A-54
Trust Agreement	A-54
Warrant Agreement Amendment	A-11
Warrant Amendment Approval	A-31
Warrant Cap	A-54
Warrant Certificate	A-11
Warrant Consideration	A-11
Wells	A-26
Western Refining Contract	A-54
WI	A-28

PURCHASE AND IPO REORGANIZATION AGREEMENT

This PURCHASE AND IPO REORGANIZATION AGREEMENT is dated as of August 2, 2009 (this “Agreement”) and is among HICKS ACQUISITION COMPANY I, INC., a Delaware corporation (“Buyer”), RESOLUTE ENERGY CORPORATION, a Delaware corporation (“IPO Corp.”), RESOLUTE SUBSIDIARY CORPORATION, a Delaware corporation (“Merger Sub”), RESOLUTE ANETH, LLC, a Delaware limited liability company (“Aneth”), RESOLUTE HOLDINGS, LLC, a Delaware limited liability company (“Parent”), RESOLUTE HOLDINGS SUB, LLC, a Delaware limited liability company (“Seller”), and HH-HACI, L.P., a Delaware limited partnership (“Founder”).

RECITALS

A. Parent owns all of the issued and outstanding equity interests in Seller.

B. Seller owns (i) all of the issued and outstanding equity interests in IPO Corp. and (ii) directly or indirectly, the issued and outstanding membership interests and shares of capital stock in the Companies as set forth on Schedule A hereto (collectively the “Contribution Interest”).

C. IPO Corp. owns all of the issued and outstanding equity interests in Merger Sub.

D. The parties hereto intend that Buyer acquire a membership interest in Aneth equal to the Defined Percentage (the “Acquired Interest”) in exchange for Buyer’s payment to Aneth of an amount in cash equal to the assets in the Trust Account less the sum of (i) the Aggregate Cash Consideration, (ii) amounts used to purchase shares of Buyer Common Stock from Public Stockholders as permitted by Section 6.4(a)(ii), (iii) amounts payable to Public Stockholders who vote against the transactions contemplated hereby and properly exercise their conversion rights under Section 9.3 of Article IX of the Buyer Certificate of Incorporation, and (iv) Buyer’s aggregate costs, fees and expenses incurred in connection with the consummation of an Initial Business Combination (including deferred underwriting commissions) (such acquisition, the “Acquisition” and such payment, the “Acquisition Consideration”).

E. Immediately following the Acquisition, Aneth will use all of the Acquisition Consideration to repay certain outstanding liabilities of Aneth.

F. Immediately following such debt repayment, the parties hereto intend to effect the contribution by Seller of the Contribution Interest to IPO Corp. in exchange for (i) 9,200,000 shares of IPO Corp. common stock, par value $0.0001 per share (the “IPO Corp. Common Stock”), (ii) founders’ warrants to purchase 4,600,000 shares of IPO Corp. Common Stock; and (iii) 1,385,000 Earnout Shares (collectively, the “Contribution”).

G. Immediately prior to the Closing, (i) the Co-Investment Agreement shall be cancelled and (ii) 7,335,000 shares of Buyer Common Stock held by Founder and 4,600,000 Founder’s Warrants held by Founder will be cancelled (the “Founder’s Transactions”).

H. At the Closing, immediately prior to the Merger, Founder desires to sell to Seller and Seller desires to purchase from Founder, 2,333,333 Sponsor’s Warrants for the consideration set forth herein (the “Sponsor’s Warrants Sale”).

I. Simultaneously with the Contribution, the parties hereto intend to effect the merger of Merger Sub with and into Buyer (the “Merger”), with Buyer continuing as the surviving entity in the Merger, as a result of which Buyer will be a wholly-owned subsidiary of IPO Corp. and the shares of common stock and warrants (including Public Warrants, Founder’s Warrants and Sponsor’s Warrants) of Buyer issued and outstanding immediately prior to the Merger will be deemed for all purposes to represent shares of common stock and warrants of IPO Corp., in accordance with the Delaware General Corporation Law, as amended (the “DGCL”) and the terms of this Agreement (the Acquisition, Contribution, Founder’s Transactions, Sponsor’s Warrants Sale and Merger, collectively, the “IPO Reorganization”).

J. The managers of each of Parent, Aneth and Seller and the board of directors of each of Buyer, IPO Corp. and Merger Sub have approved this Agreement and have determined that this Agreement, the IPO

Reorganization and the other transactions contemplated hereby are advisable and in the respective best interests of each of Parent, Seller, Aneth, Buyer, IPO Corp. and Merger Sub, respectively, and their respective stockholders, equityholders and/or members.

STATEMENT OF AGREEMENT

In consideration of the mutual terms, conditions and other agreements set forth herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
THE IPO REORGANIZATION AND SHARE PURCHASES

1.1  Closing.   Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned in accordance with Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in ARTICLE VII, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 9:00 a.m. Dallas time on the first Business Day following the satisfaction or waiver of each of the conditions set forth in ARTICLE VII hereof (the “Closing Date”), at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, Suite 4100, Dallas, Texas 75201, unless another date, time or place is agreed to in writing by the parties hereto.

1.2  Purchase of Acquisition Interests.  At the Closing, upon the terms and subject to the conditions of this Agreement, Buyer shall (a) purchase from Aneth, and Aneth shall sell and issue to Buyer, the Acquired Interest and (b) pay to Aneth by wire transfer in immediately available funds an aggregate amount equal to the Acquisition Consideration. Simultaneously therewith, Buyer and Seller shall enter into (and Seller shall cause all other members in Aneth to enter into) an amended operating agreement for Aneth in a form mutually agreeable to both parties; provided, however, that the operating agreement shall provide, among other terms, that all excess nonrecourse liabilities allocated under Treasury Regulations Section 1.752-3(a)(3) shall be allocated in accordance with the “excess Section 704(c) method” and shall provide for tax items to be allocated between Seller and IPO Corp. for the taxable year that includes the Contribution based upon a closing of the books.

1.3  Repayment of Debt under Credit Agreements.  Immediately following the purchase described in Section 1.2, Aneth shall use the entire amount of the Acquisition Consideration received for the Acquired Interest to repay, by wire transfer in immediately available funds, in respect of certain amounts due under the Credit Agreements, in accordance with the terms thereof. As a result of such debt repayment, there shall be no amounts outstanding under the 2nd Lien Agreement. Immediately following such debt repayment, the parties hereto intend to effect the Contribution.

1.4  Contribution.  At the Closing, immediately following the debt repayment as described in Section 1.3, upon the terms and subject to the conditions of this Agreement, Seller shall contribute the Contribution Interest to IPO Corp. and in exchange therefor IPO Corp. shall issue to Seller the Contribution Consideration. As used herein, the “Contribution Consideration” means:(a) 9,200,000 shares of IPO Corp. Common Stock, less 200,000 shares for employee retention equity awards if directed by Seller, which, if forfeited, will be issued to Seller (“Retention Shares”); (b) warrants to purchase 4,600,000 shares of IPO Corp. Common Stock to be treated as “Founders’ Warrants” pursuant to the New Warrant Agreement to be entered into at the Closing (such warrants, the “Seller’s Warrants”); and (c) 1,385,000 Earnout Shares. At the Closing, in addition to the Contribution Consideration, IPO Corp. shall issue the Retention Shares to or for the benefit of eligible employees of Seller, if directed by Seller.

1.5 Founder Transactions.

(a) At or immediately prior to the Closing, that certain Co-Investment Securities Purchase Agreement, dated as of September 26, 2007, by and between Buyer and Thomas O. Hicks (the “Co-Investment Agreement”) shall be terminated.

(b) At the Closing, immediately prior to the Merger, 7,335,000 shares of Buyer Common Stock held by Founder shall be cancelled, forfeited and retired.

(c) At the Closing, immediately prior to the Merger, 4,600,000 Founder’s Warrants held by Founder shall be cancelled and forfeited. To permit the cancellation contemplated pursuant to this Section 1.5(b), the Founder’s Warrants shall be amended by the Warrant Agreement Amendment.

(d) At the Closing, immediately prior to the Merger, Founder shall sell to Seller and Seller shall purchase from Founder 2,333,333 Sponsor’s Warrants and, in exchange therefor, Seller shall pay Founder an aggregate amount equal to $1,166,666.50 payable by wire transfer in immediately available funds. To permit the sale contemplated pursuant to this Section 1.5(d), the Sponsor’s Warrants shall be amended by the Warrant Agreement Amendment.

1.6  The Merger.

(a) At the Closing, immediately following completion of the Acquisition and debt repayment and simultaneously with the Contribution, upon the terms and subject to the terms and subject to the conditions of this Agreement, Merger Sub shall merge with and into Buyer, with Buyer continuing as the surviving corporation and a wholly-owned subsidiary of IPO Corp, by filing a certificate of merger with respect to such Merger (the “Certificate of Merger”), which Certificate of Merger shall be in such form as is required by, and executed and acknowledged in accordance with the DGCL, and reasonably acceptable to Buyer, IPO Corp. and Seller, and the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Buyer, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation”. As used in this Agreement, the term “Merger Effective Time” shall mean the date and time when the Merger becomes effective.

(b) At the Merger Effective Time, each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of Buyer Common Stock to be canceled pursuant to Section 1.5(b), shall be automatically converted into and become the right to receive one fully paid and nonassessable share of IPO Corp. Common Stock from IPO Corp. (the “Merger Consideration”); provided, that 1,865,000 shares of IPO Corp. Common Stock to be received by Founder in the Merger shall be restricted Earnout Shares. As a result of the Merger, at the Merger Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of the shares of Buyer Common Stock represented by such Certificate immediately prior to the Merger Effective Time, all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 1.8(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 1.8(d)).

(c) Each share of Buyer Common Stock owned by Buyer, immediately prior to the Merger Effective Time shall automatically be extinguished without any conversion, and no consideration shall be delivered in respect thereof.

1.7  Warrants.

(a) Pursuant to the Merger, all Public Warrants shall, by operation of an amendment in substantially the form of Exhibit A hereto (the “Warrant Agreement Amendment”), be treated as follows:

(i) Each Public Warrant will be converted into either (x) the right to receive $0.55 in cash (the “Cash Consideration”) or (y) a warrant to purchase one share of IPO Corp. Common Stock (the “New Warrant Consideration” and together with the Cash Consideration, the “Warrant Consideration”) pursuant to a warrant agreement in the form of Exhibit B hereto (the “New Warrant Agreement”), in each case as the holder of Public Warrants shall have elected or be deemed to have elected (an “Election”) in accordance with Section 1.7(a)(ii). All such Public Warrants, when so amended and converted, will automatically be retired and will cease to be outstanding, and the holder of a warrant certificate (a “Warrant Certificate”) that, immediately prior to the Merger Effective Time, represented outstanding Public Warrants will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Warrant Certificate the applicable Warrant Consideration (in each case, either that provided in clause (x) or clause (y) of this clause (i), as applicable).

(ii) Subject to the procedures in Section 1.8(e) and the limitations in Section 1.7(a)(iv), each holder of Public Warrants outstanding immediately prior to the Election Date who makes a valid Election to receive the New Warrant Consideration will be entitled to receive the New Warrant Consideration in respect of such Public Warrants (the “New Warrant Election Warrants”); provided that, notwithstanding anything in this Agreement to the contrary, a holder of a Public Warrant shall not be able to make a valid election to receive the New Warrant Consideration for any Public Warrants that it voted against the Warrant Agreement Amendment. All holders of Public Warrants immediately prior to the Election Date who do not make a valid Election for New Warrant Election Warrants will be deemed to have elected to receive the Cash Consideration in respect of their Public Warrants.

(iii) Notwithstanding anything in this Agreement to the contrary:

(A) the maximum number of Public Warrants to be converted into the right to receive the New Warrant Consideration will be equal to the Warrant Cap; and

(B) the minimum number of Public Warrants to be converted into the right to receive the Cash Consideration will be equal to (x) the number of Public Warrants outstanding immediately prior to the Effective Time less (y) the Warrant Cap.

(iv) Notwithstanding anything in this Agreement to the contrary, to the extent the aggregate number of New Warrant Election Warrants exceeds the Warrant Cap, the New Warrant Consideration will be prorated as follows:

(A) all Public Warrants for which Elections to receive the Cash Consideration have been made or deemed to have been made (the “Cash Election Warrants”) will be converted into the right to receive the Cash Consideration; and

(B) the New Warrant Election Warrants will be converted into the right to receive the Cash Consideration and the New Warrant Consideration in the following manner: (1) the number of New Warrant Election Warrants covered by each Form of Election to be converted into New Warrant Consideration will be determined by multiplying the number of New Warrant Election Warrants covered by such Form of Election by a fraction, (x) the numerator of which is the Warrant Cap and (y) the denominator of which is the aggregate number of New Warrant Election Warrants; and (2) all New Warrant Election Warrants not converted into New Warrant Consideration in accordance with clause (1) will be converted into the right to receive the Cash Consideration in respect thereof.

(b) Pursuant to the Merger, each Founder’s Warrant and each Sponsor’s Warrant, by operation of the Warrant Agreement Amendment, will be converted into a warrant to purchase one share of IPO Corp. Common Stock (the “New Founder’s Warrants” and the “New Sponsor’s Warrants”). All such Founder’s Warrants and Sponsor’s Warrants, when so converted, will automatically be retired and will cease to be outstanding, and the holder of a Warrant Certificate that, immediately prior to the effective time of the Merger, represented outstanding Founder’s Warrants or Sponsor’s Warrants will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Warrant Certificate, the New Founder’s Warrants or New Sponsor’s Warrants, as applicable. The New Founder’s Warrants and New Sponsor’s Warrants will have the terms and conditions set forth in the New Warrant Agreement.

1.8  Exchange of Shares and Certificates.

(a) Deposit with Exchange Agent.  Prior to the Closing, Buyer, IPO Corp., Founder and Seller shall engage the Exchange Agent. At or prior to the Closing, IPO Corp. shall deposit with the Exchange Agent, in trust for the benefit of Seller and holders of shares of Buyer Common Stock and Buyer Warrants prior to the Closing, certificates representing the shares of IPO Corp. Common Stock and warrants issuable pursuant to Sections 1.4 and 1.6 (or appropriate alternative arrangements shall be made if such securities will be issued in book-entry form).

(b) Exchange Procedures.

(i) As soon as reasonably practicable after the Closing, and in any event within three (3) Business Days after the Closing, IPO Corp. shall cause the Exchange Agent to distribute to Seller the number of shares of IPO Corp. Common Stock (including Earnout Shares) issuable pursuant to the Contribution.

(ii) As soon as reasonably practicable after the Closing, and in any event within three (3) Business Days after the Closing, IPO Corp. shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Closing represented outstanding shares of Buyer Common Stock (the “Certificates”), which at the Closing became entitled to receive shares of IPO Common Stock, pursuant to Section 1.6 hereof, instructions for use in obtaining certificates representing whole shares of IPO Corp. Common Stock (or alternative instructions if such shares will be issued in book-entry form). Upon delivery of the Certificate and any power of attorney or similar document as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive that number of whole shares of IPO Corp. Common Stock to which such holder is entitled pursuant to Section 1.6.

(iii) Notwithstanding the time of delivery, the shares of IPO Corp. Common Stock distributed pursuant to this Section 1.8 shall be deemed issued at the time of the Closing.

(iv) All shares of IPO Corp. Common Stock issued or distributed in accordance with the terms of this ARTICLE I, shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the shares of Buyer Common Stock in connection with the Merger and/or the Contribution, as applicable.

(c) No Liability.  None of Buyer, Parent, Aneth, IPO Corp. Seller, or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any shares of IPO Corp. Common Stock (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d) Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares or IPO Corp. Common Stock receivable pursuant to the Merger; provided, however, that IPO Corp. may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to IPO Corp., or a bond in such sum as IPO Corp. may reasonably direct as indemnity, against any claim that may be made against IPO Corp. or the Exchange Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

(e) Warrant Election/Exchange Procedures.

(i) Public Warrants.

(A) Buyer will authorize the Exchange Agent to receive Elections and to act as exchange agent hereunder with respect to the Merger.

(B) Buyer will prepare, for use by the holders of Public Warrants in surrendering Warrant Certificates, a form (the “Form of Election”) pursuant to which each holder of Public Warrants may make an Election. The Form of Election will be delivered to such Warrant holders by means and at a time upon which Buyer and IPO Corp. will mutually agree.

(C) An Election will have been properly made only if a Form of Election properly completed and signed and accompanied by the Public Warrant certificate or certificates to which such Form of Election relates (1) is received by the Exchange Agent prior to the date and time of the special meeting of warrantholders being held to approve the Warrant Agreement Amendment (the “Election Date” and the “Special Meeting of Warrantholders”) or (2) is delivered to the Exchange Agent at the Special Meeting of Warrantholders.

(D) Any Public Warrant holder may at any time prior to the Election Date change such holder’s Election if the Exchange Agent receives (1) prior to the Election Date written notice of such change accompanied by a properly completed Form of Election or (2) at the Special Meeting of Warrantholders a new, properly completed Form of Election. The Company will have the right in its sole discretion to permit changes in Elections after the Election Date.

(E) Buyer will have the right to make rules, not inconsistent with the terms of this Agreement or the Warrant Amendment Agreement, governing the validity of Forms of Election, the manner and extent to which Elections are to be taken into account in making the determinations prescribed by this section, the issuance and delivery of certificates for the new warrants to purchase IPO Corp. Common Stock into which the Public Warrants are exchangeable in the Merger, and the payment for Public Warrants converted into the right to receive the Cash Consideration in the Merger.

(F) In connection with the above procedures, (1) the holders of Warrant Certificates evidencing Public Warrants will surrender such certificates to the Exchange Agent, (2) upon surrender of a Warrant Certificate the holder thereof will be entitled to receive the applicable Warrant Consideration, and (3) the Warrant Certificates so surrendered will forthwith be canceled.

(ii) Founder’s Warrants and Sponsor’s Warrants.  As soon as practicable after the closing of the Merger, (a) the holders of Warrant Certificates evidencing Founder’s Warrants and Sponsor’s Warrants will surrender such Warrant Certificates to IPO Corp., (b) upon surrender of a Warrant Certificate pursuant to this section the holder thereof will be entitled to receive the New Founder’s Warrants or the New Sponsor’s Warrants, as applicable, and (c) the Warrant Certificates so surrendered will forthwith be canceled.

(iii) Lost, Stolen or Destroyed Warrant Certificates.  In the event any Warrant Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Warrant Certificates, upon the making of an affidavit of that fact by the holder thereof, such warrants receivable pursuant to the Merger; provided, however, that IPO Corp. may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Warrant Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to IPO Corp., or a bond in such sum as IPO Corp. may reasonably direct as indemnity, against any claim that may be made against IPO Corp. or the Exchange Agent in respect of the Warrant Certificates alleged to have been lost, stolen or destroyed.

1.9  Charters and Bylaws of IPO Corp..  IPO Corp.’s certificate of incorporation and bylaws shall be amended and restated prior to the Contribution and Merger, and IPO Corp.’s certificate of incorporation and bylaws shall be as set forth on Exhibit C hereto and Exhibit D hereto, respectively, and shall continue to be the certificate of incorporation and bylaws of IPO Corp. until thereafter amended in accordance with the provisions thereof and applicable Law.

1.10  Board of Directors.  On or prior to the Closing, the boards of directors of IPO Corp. and the Surviving Corporation shall cause the number of directors that will comprise the full board of directors of IPO Corp. and the Surviving Corporation, respectively, at the Closing to be as set forth on Schedule 1.10. The members of the board of directors of IPO Corp. and the Surviving Corporation at the Closing shall be determined in accordance with Schedule 1.10; provided, that appropriate provisions shall be made for a staggered board of IPO Corp. as set forth therein.

1.11  Taking of Necessary Action; Further Action.  If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, IPO Corp. and its officers and directors, in the name and on behalf of IPO Corp., the Surviving Corporation and the Companies, will take all such lawful and necessary action.

1.12  IPO Corp. Incentive Plan.  At Closing, IPO Corp. shall adopt the Resolute Energy Corporation 2009 Performance Incentive Plan, as set forth on Exhibit F hereto (“Incentive Plan”).

1.13  Termination of HACI Registration Rights Agreement.  At Closing, the HACI Registration Rights Agreement shall be terminated by HACI and the other parties party thereto.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLER

Parent and Seller represent and warrant to Buyer as follows:

2.1  Due Organization.  Each of Parent and Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

2.2  Authorization and Validity of Agreement.  Each of Parent and Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform all of its obligations hereunder. The execution, delivery and performance by each of Parent and Seller of this Agreement and the consummation by each of Parent and Seller of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action, including the approval of the managers and requisite members of each of Parent and Seller, and no other action on the part of Parent or Seller is or will be necessary for the execution, delivery and performance by Parent and Seller of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Seller and is a legal, valid and binding obligation of Parent and Seller, enforceable against them in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws relating to or affecting creditors’ rights generally and by general equity principles.

2.3  No Conflict.  Except as set forth on Schedule 2.3 and except as would not prevent, materially hinder or materially delay the ability of each of Parent and Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, the execution, delivery and performance by each of Parent and Seller of this Agreement and the consummation by it of the transactions contemplated hereby:

(a) will not violate any provision of applicable laws, rules, regulations, statutes, codes, ordinances or requirements of any Governmental Authority (collectively, “Laws”), order, judgment or decree applicable to Parent or Seller;

(b) will not require any consent, authorization or approval of, or filing with or notice to, any Governmental Authority under any provision of Law applicable to Parent or Seller, except for the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable antitrust or competition laws outside the United States, and except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of Buyer or its Affiliates or that Buyer or its Affiliates are otherwise required to obtain;

(c) will not violate any provision of the certificate of formation or limited liability company agreement of either Parent or Seller; and

(d) will not require any consent, approval or notice under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by Parent and Seller under, any material indenture, mortgage, deed of trust, lease, license, franchise, contract, agreement or other instrument to which either Parent or Seller is a party or by which it or any of its assets is bound.

2.4  Ownership of Seller Interests.  Parent is and will be on the Closing Date the record and beneficial owner and holder of all of the outstanding Seller Interests, free and clear of all Liens, other than those Liens disclosed on Schedule 2.4. Except as set forth on Schedule 2.4, Parent has no other equity interests or rights to acquire equity interest in Seller. Such Seller Interests are not subject to any contract restricting or otherwise relating to the voting, dividend rights or disposition of such Seller Interests, except as set forth on Schedule 2.4.

2.5  Legal Proceedings.  There are no Proceedings pending, or, to the knowledge of Parent or Seller, threatened against Parent or Seller, before any Governmental Authority which seeks to prevent Parent or Seller from consummating the transactions contemplated by this Agreement.

2.6  IPO Corp. and Merger Sub.  Each of IPO Corp. and Merger Sub: (a) has been formed for the sole purpose of effectuating the transactions contemplated by this Agreement; (b) has not conducted any business activities; and (c) does not have any material Liabilities. As of the date hereof, (x) Seller owns all of the outstanding equity interests in IPO Corp. and (y) IPO Corp. owns all of the equity interests in Merger Sub. Except as set forth on Exhibit F, there are no other equity interests of either IPO Corp or Merger Sub authorized, issued, reserved for issuance or outstanding and there are no contracts, commitments, options, warrants, calls, rights, puts, convertible securities, exchangeable securities, understandings or arrangements by which either IPO Corp. or Merger Sub is or may be bound to issue, redeem, purchase or sell additional equity interests or securities convertible into or exchangeable for any other equity interest of IPO Corp. or Merger Sub, except as set forth in this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES CONCERNING COMPANIES

Seller represents and warrants to Buyer that, except as set forth in the Schedules hereto:

3.1  Due Organization of the Companies.  Each of the Companies is a limited liability company or corporation duly formed or incorporated, validly existing and in good standing under the laws of the State of Delaware, has all requisite limited liability company or corporate power, as applicable, and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is in good standing and duly qualified to do business in each jurisdiction in which the transaction of its business makes such qualification necessary.

3.2  Authorization and Validity of Agreement.  The execution, delivery and performance by Aneth of this Agreement and the consummation by Aneth of the transactions contemplated hereby have been duly authorized by its members, and no other limited liability company action on the part of Aneth is necessary for the execution, delivery and performance by Aneth of this Agreement and the consummation by Aneth of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Aneth and is a legal, valid and binding obligation of Aneth, enforceable against Aneth in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws relating to or affecting creditors’ rights generally and by general equity principles.

3.3  Seller Subsidiaries.

(a) Schedule 3.3(a) lists all direct or indirect Subsidiaries of Seller and the issued and outstanding equity interests of each such Subsidiary. Ownership interests of the Excluded Subsidiaries identified on Schedule 3.3(a) are not included in the Contribution Interest.

(b) Each of the Companies has all requisite company power and authority to own its properties and assets and to carry on its business as it is now being conducted, except where failure to have such power and authority or to be in good standing would not reasonably be expected to have a Material Adverse Effect on the Companies.

3.4  Capitalization.  Schedule 3.4 sets forth a true, correct and complete list, as of the date hereof, of all of the outstanding equity interests of each of the Companies, and except as set forth on Schedule 3.4, which constitute the Contribution Interest. Each of the outstanding equity interests of the Companies is duly authorized, validly issued, and if a corporation, fully paid and non-assessable, and is directly owned of record by the holders set forth on Schedule 3.4, free and clear of any Liens, other than Permitted Liens. There are no other equity interests of any of the Companies authorized, issued, reserved for issuance or outstanding and there are no contracts, commitments, options, warrants, calls, rights, puts, convertible securities, exchangeable securities, understandings or arrangements by which Seller or any Companies are or may be bound to issue, redeem, purchase or sell additional equity interests or securities convertible into or exchangeable for any other equity interest of any Companies. Except as set forth on Schedule 3.4, neither Seller nor any of the Companies are a party to any partnership agreement, stockholders agreement or joint venture agreement with any other third Person with respect to the Contribution Interest. There are no dividends or other distributions with respect to the Companies that have been declared but remain unpaid.

3.5  Consents and Approvals.  Neither the execution and delivery of this Agreement by Seller, IPO Corp., Merger Sub and Aneth nor the consummation by Seller, IPO Corp., Merger Sub and Aneth of the transactions contemplated hereby will require on the part of Seller, IPO Corp., Merger Sub and Aneth or any of the other Companies any action, consent, order, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, including any approval by the U.S. Department of Interior, the BIA, the Navajo Nation, or NNOG pursuant to the IMDA or otherwise and will not result in any additional liabilities for site investigation or cleanup, or require the consent, authorization or approval of, or filing with or notice to, any Governmental Authority, pursuant to any Environmental Law, including any so-called “transaction-triggered” or “responsible property transfer” requirements, except: (a) for any applicable filings required under the HSR Act and any other applicable antitrust or competition laws outside the United States; (b) notice under the NNOG Contract pursuant to Section 4.02(b)(ii) of the First Amendment of the NNOG Contract; or (c) where the failure to obtain such action, consent, order, approval, authorization or permit, or to make such filing or notification, would not prevent the consummation of the transactions contemplated hereby.

3.6  No Conflict.  Neither the execution and delivery of this Agreement by Seller, IPO Corp., Merger Sub and Aneth nor the consummation by Seller, IPO Corp., Merger Sub and Aneth of the transactions contemplated hereby will: (a) conflict with or violate the certificates of formation or incorporation of Seller, IPO Corp., Merger Sub and Aneth, respectively, or their respective operating agreements and bylaws; (b) except as described on Schedule 3.6 with respect to the Credit Agreements and the NNOG Contract, result in a violation or breach of, constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, cancellation or acceleration of, or the trigger of any material charge, fee, payment or requirement of consent under, or result in the imposition of any Lien, other than a Permitted Lien, on any assets or property of the Companies pursuant to any Material Contract or other material indenture, mortgage, deed of trust, lease, license, franchise, contract, agreement arrangement, commitment, letter of intent, instrument, promise, or other similar understanding, whether written or oral (each, a “Contract”) to which the Companies are a party or by which the Companies, IPO Corp., Merger Sub and or any of their assets or properties are bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Liens) as to which requisite waivers or consents have been obtained; (c) result in any additional liabilities for site investigation or cleanup; or (d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.5 and this Section 3.6 are duly and timely obtained or made, violate any Law, order, writ, injunction, decree, statute, rule or regulation applicable to the Companies, IPO Corp., and Merger Sub or any of their respective assets and properties, except for such conflicts, violations, breaches or defaults which would not prevent the consummation of the transactions contemplated hereby.

3.7  Financial Statements.  Set forth on Schedule 3.7 are the following financial statements (collectively the “Financial Statements”):

(a) audited combined balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2007 and December 31, 2008 for the Companies; and

(b) unaudited combined balance sheets and statements of income, changes in stockholders’ equity, and cash flow (the “Interim Financial Statements”) as of and for the three months ended March 31, 2009 (the “Balance Sheet Date”) for the Companies.

The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, present fairly, in all material respects (or consistent with GAAP), the financial condition of the Companies as of such dates and the results of operations of the Companies for such periods, and are consistent, in all material respects, with the books and records of the Companies; provided, however, that the Interim Financial

Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items. Since the Balance Sheet Date, the Companies have not effected any change in any method of accounting or accounting practice, except for any such change required because of a concurrent change in GAAP or to conform a Company’s accounting policies and practices to another Company. Prior to the filing of the Proxy/Registration Statement, Seller shall deliver to Buyer the audited combined balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 for the Companies, and they shall be deemed to be included in the Financial Statements.

3.8  [Reserved].

3.9  Absence of Material Adverse Change.  Except as set forth on Schedule 3.9 and otherwise contemplated by this Agreement, since December 31, 2008, the business of the Companies has been conducted only in the ordinary course consistent with past practice, and there have not been any events, changes or developments which would reasonably be expected to have a Material Adverse Effect on the Companies.

3.10  Absence of Undisclosed Liabilities.  None of the Companies, IPO Corp. or Merger Sub has any material obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due) which would be required to be set forth on a balance sheet prepared in accordance with GAAP, except: (a) liabilities reflected on the balance sheet of the Companies at March 31, 2009 or the notes thereto, included in the Financial Statements; (b) liabilities incurred since March 31, 2009 in the ordinary course of business consistent with past practice which, individually or in the aggregate, are not material and are of the same character and nature as the liabilities reflected on the Financial Statements); (c) liabilities incurred in connection with the transactions contemplated hereby; (d) immaterial liabilities; and (e) obligations and liabilities on Schedule 3.10 or as otherwise disclosed in this Agreement (including the Schedules hereto).

3.11  Real and Personal Properties.

(a) Schedule 3.11(a) contains a complete and correct list of all of the Leased Real Property. With respect to each Leased Real Property, a Company owns a leasehold estate in such Leased Real Property, free and clear of all Liens except Permitted Liens. No material default by the Companies, or to the Knowledge of Seller, the applicable landlord, exists under any lease with respect to the Leased Real Property and each material lease with respect to the Leased Real Property is legal, valid, binding and enforceable and in full force and effect.

(b) Schedule 3.11(b) sets forth a complete and correct list of all Owned Real Property. With respect to each Owned Real Property: (i) a Company owns title in fee simple to such Owned Real Property, free and clear of all Liens except for Permitted Liens; (ii) there are no material outstanding options or rights of first refusal in favor of any other Person to purchase or lease such Owned Real Property or any portion thereof or interest therein; and (iii) there are no material leases, subleases, licenses, options, rights, concessions or other agreements affecting any portion of such Owned Real Property.

(c) Each of the Companies has good title to all of the material assets (other than Owned Real Property) reflected in its most recent balance sheet included in the Financial Statements as being owned and all material assets thereafter acquired by such Companies (except to the extent that such assets have been disposed of after the date of the latest balance sheet in the Financial Statements in the ordinary course of business consistent with past practice or pursuant to existing contracts), free and clear of all Liens other than Permitted Liens, and all other material assets used in the businesses of the Companies are leased or licensed by the Companies, or the Companies have another contractual right to use, such assets.

3.12  Tax Matters.

(a) Certain Defined Terms.  For purposes of this Agreement, the following definitions shall apply:

(i) The term “Taxes” shall mean all taxes, charges, levies, penalties or other assessments imposed by any Governmental Authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security, oil and gas or other similar taxes, including any interest or penalties attributable thereto.

(ii) The term “Returns” shall mean all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) Returns Filed and Taxes Paid. (i) All material Returns required to be filed by or on behalf of the Companies have been duly filed on a timely basis and all such Returns are complete and correct in all material respects; (ii) all material Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other material Taxes are payable by the Companies with respect to items or periods covered by such Returns or with respect to any period prior to the date of this Agreement; (iii) each of the Companies has withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting requirements, including maintenance of required records with respect thereto, in connection with material amounts paid or owing to any employee, creditor, independent contractor or other third party for all periods for which the statute of limitations has not expired; and (iv) there are no material liens on any of the assets of any of the Companies with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that any of the Companies is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established.

(c) Tax Deficiencies; Audits; Statutes of Limitations.  Except in the case of audits, actions or proceedings for which appropriate reserves have been established on the Financial Statements in accordance with GAAP: (i) there is no audit by a governmental or taxing authority in process or pending with respect to any material Returns of the Companies; (ii) no deficiencies have been asserted, in writing, with respect to any material Taxes of the Companies and none of the Companies has received written notice that it has not filed a material Return or paid material Taxes required to be filed or paid by it; and (iii) none of the Companies are parties to any action or proceeding for assessment or collection of any material Taxes, nor has such event been asserted, in writing against the Companies or any of their assets.

3.13  Compliance with Laws; Permits.  Each of the Companies is, and to the Knowledge of Seller has been, in compliance in all material respects with all Laws which apply to such entity, except where past non-compliance would not reasonably be expected to have a Material Adverse Effect. None of the Companies has received any (a) written communication or (b) to the Knowledge of Seller, oral communication, in each case during the past three (3) years from a Governmental Authority that alleges that such Person is not in compliance in all material respects with any Law. Neither the Companies nor any director, officer, agent, employee or Affiliate of the Companies has taken any action, directly or indirectly, that would result in a violation by such persons of the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder. Neither the Companies nor any director, officer, agent, employee or Affiliate of the Companies is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department. Each of the Companies owns, holds or possesses all material permits, licenses, franchises, orders, consents, approvals and authorizations from Governmental Authorities (“Permits”) that are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct its business, or timely application has been made for certain Permits for certain near-term planned business operations and their issuance is pending. Each such Permit held or possessed by the Companies is in full force and effect in all material respects, and the Companies are in compliance in all material respects with such Permits.

3.14  Legal Proceedings.

(a) Except as set forth on Schedule 3.14(a), there are no material writs, injunctions, decrees, orders, judgments, lawsuits, claims, actions, suits, arbitrations, investigations or proceedings (collectively, “Proceedings”) pending against or affecting the Companies at law or in equity, or before or by any federal, state, tribal, municipal, foreign or other governmental department, commission, board, bureau, agency, court or instrumentality, whether domestic or foreign, including any such department, commission board, bureau, agency, court or instrumentality of or within the BIA or the Navajo Nation (“Governmental Authority”); and

(b) Except as set forth on Schedule 3.14(b), the Companies are not subject to any material order, writ, injunction, judgment or decree of any court or any Governmental Authority.

3.15  Environmental Matters.

(a) Except as set forth on Schedule 3.15(a):

(i) the Companies are in and have been in material compliance with all applicable Environmental Laws and all Environmental Licenses and Permits;

(ii) the Companies possess all material Environmental Licenses and Permits required under applicable Environmental Law for them to occupy the Company Assets and to operate as they currently operate and, to the Knowledge of Seller, each such Environmental License and Permit is in full force and effect, free from breach, and the transactions will not adversely affect them;

(iii) there are no pending, or to the Knowledge of Seller, threatened Proceedings and the Companies have not received any written notice or claim against them alleging a material violation of any Environmental Laws, other than such Proceedings, notices or claims that have been resolved in all material respects as of the date hereof;

(iv) the Companies have not treated, recycled, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any Hazardous Substances, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to any material liability, including any liability for investigation or response costs, corrective action costs, personal injury, property damage or natural resources damages, pursuant to Environmental Laws;

(v) none of the Companies is (A) subject to any outstanding material order from or material agreement with any Governmental Authority resulting from any judicial or administrative proceedings under any Environmental Laws; or (B) a party to any pending material judicial or administrative proceedings or, to the Knowledge of Seller, the subject of any investigations by any Governmental Authority, pursuant to any Environmental Laws;

(vi) none of the following exists at any property or facility currently or, to the Knowledge of Seller, previously owned or operated by the Companies: (A) under or above-ground storage tanks or unlined production pits; (B) asbestos containing material in any form or condition; (C) materials or equipment containing polychlorinated biphenyls; or (D) landfills, surface impoundments, or disposal areas other than permitted disposal wells and associated facilities and equipment operated in material compliance with all applicable Environmental Laws and all Environmental Licenses and Permits;

(vii) to the Knowledge of Seller, there are no facts or circumstances reasonably expected to pose a material liability against the Companies under any applicable Environmental Law;

(viii) none of the Companies has, either expressly or by operation of Law, assumed or undertaken any material liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws;

(ix) the Companies have provided to Buyer copies of all material environmental site assessment reports and compliance audits, whether draft or final, which are in its possession addressing the Company Assets;

(x) the Companies have not received any unresolved written notice, or to the Knowledge of Seller, oral notice, directed to the Companies that any facility or site to which the Companies, either directly or indirectly by a third Person, has sent any Hazardous Substances for storage, treatment, disposal, or other management has been or is being operated in material violation of Environmental Laws, or pursuant to Environmental Laws is identified or, to the Knowledge of Seller, proposed to be identified on any list of contaminated properties or other properties which pursuant to Environmental Laws are the subject of an investigation, cleanup, removal, remediation, or other response action by a Governmental Authority;

(xi) to the Knowledge of Seller, all of the wells located on the Company Assets, have been drilled, completed, and operated in material compliance with applicable Laws, including without limitation applicable Environmental Laws;

(xii) there are no idle wells located on the Company Assets that have been operated by the Companies which have not been plugged or abandoned in accordance with applicable Laws, including without limitation applicable Environmental Laws;

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” shall mean any and all Laws regulating or imposing liability or standards of conduct concerning public health and safety or pollution or protection of the environment, including surface water, groundwater, ambient air, surface or subsurface soil, or wildlife habitat.

(ii) “Environmental Licenses and Permits” shall mean all Permits required pursuant to applicable Environmental Laws.

(iii) “Hazardous Substances” shall mean any substance, pollutant, contaminant, material, or waste, or combination thereof, regulated or subject to liability under any applicable Environmental Law, gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, hazardous wastes, toxic substances, asbestos, pollutants, or contaminants defined as such in applicable Environmental Laws.

Notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in this Section 3.15 shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to liabilities or other obligations arising out of Hazardous Substances.

3.16  Employee Benefit Plans.

(a) Except as set forth on Schedule 3.16(a), neither the Companies nor any ERISA Affiliate, sponsors, maintains, contributes to or has any obligation to maintain, sponsor or contribute to, or has any direct or indirect liability, whether contingent or otherwise, with respect to any material Benefit Plan under which any Business Employee has any present or future right to benefits; the Benefit Plans disclosed on Schedule 3.16(a) being the “Company Benefit Plans.” The Companies have no liability with respect to any Benefit Plan other than the Company Benefit Plans.

(b) The Companies have made available to Buyer correct and complete copies of the following documents with respect to each Company Benefit Plan, to the extent applicable:

(i) any governing plan documents and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto; (ii) the three most recent Forms 5500 and all schedules thereto; (iii) the three most recent audited financial statements; (iv) the most recent determination or opinion letter from the Internal Revenue Service; (v) the most recent summary plan description, any subsequent summary of material modification, and any other written communication to any Business Employees concerning benefits provided under a Company Benefit Plan; (vi) discrimination testing results for the three most recent plan years; and (vii) an accurate written description of each unwritten Company Benefit Plan.

(c) Each Company Benefit Plan has been established and administered in all material respects in compliance with its terms and all applicable Laws. Except as would not have a Material Adverse Effect on the Companies, each Company Benefit Plan that is intended to be qualified under section 401(a) of the Code either (i) has received a favorable determination letter from the Internal Revenue Service regarding such qualification (covering all tax law changes required through the Companies’ most recent submission period under the five-year remedial amendment cycle established by the Internal Revenue Service), or (ii) is adopted on a prototype plan entitled to rely on the opinion letter issued by the Internal Revenue Service as to the qualified status of such plan under Section 401 of the Code to the extent provided in Revenue Procedure 2005-16; and there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA, the Code, or any other applicable law.

(d) Other than routine claims for benefits, to the Knowledge of Seller and of the Companies, no Liens, lawsuits or complaints to or by any person or Governmental Authority have been filed against any Company Benefit Plan, the Companies or any other person or party in respect of any Company Benefit Plan and, to the Knowledge of Seller and of the Companies, no such Lien, lawsuit, or complaint is contemplated or threatened with respect to any Company Benefit Plan, except for any of the foregoing that would be material to any of the Companies. No material litigation, administrative or other investigation or proceeding involving any Company Benefit Plan before the Internal Revenue Service, the United States Department of Labor or the Pension Benefit Guaranty Corporation has occurred, is pending or, to the Knowledge of Seller, is threatened.

(e) Neither the Companies nor any ERISA Affiliate maintains, contributes or has any liability, whether contingent or otherwise, with respect to, or has within the preceding six years maintained, contributed to or had any liability, whether contingent or otherwise, with respect to any Benefit Plan that is, or has been (i) subject to Title IV of ERISA or the funding standards of section 412 of the Code; (ii) maintained by more than one employer within the meaning of section 413(c) of the Code; (iii) subject to sections 4063 or 4064 of ERISA; (iv) a “multiemployer plan” as defined in section 3(37) of ERISA; or (v) a “multiple employer welfare arrangement” as defined in section 3(40) of ERISA.

(f) Neither the Companies (including their ERISA Affiliates) nor, to the Knowledge of Seller and of the Companies, any other “party in interest” or “disqualified person” with respect to any Company Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of section 406 of ERISA or section 4975 of the Code involving such Company Benefit Plan that, individually or in the aggregate, could reasonably be expected to subject any of the Companies to a material tax imposed by section 4975 of the Code or a material penalty imposed by section 501 or 502 of ERISA. To the Knowledge of Seller and of the Companies, no fiduciary has any material liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable law in connection with the administration or investment of the assets of any Company Benefit Plan.

(g) All liabilities or expenses of each of the Companies in respect of any Company Benefit Plan (including workers compensation) that have not been paid have been properly accrued on the applicable Company’s most recent Financial Statements in compliance with GAAP. All contributions (including all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Company Benefit Plan, or in accordance with applicable law, as of the date hereof have been timely made or reflected on the applicable Company’s Financial Statements in accordance with GAAP.

(h) None of the Companies has any obligation to provide or make available post-employment benefits under any Company Benefit Plan that is a “welfare plan” (as defined in section 3(1) of ERISA) for any Business Employee, except as may be required under Part 6 of Subtitle B of Title I of ERISA and at the sole expense of such individual. There are no reserves, assets, surpluses or prepaid premiums with respect to any Company Benefit Plan that is a welfare plan.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any Business Employee, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, (iv) result in a non-exempt “prohibited transaction” as defined in section 406 of ERISA or section 4975 of the Code, or (v) result in the payment of any amount that could (alone or in combination with any other payment) constitute an “excess parachute” payment as defined in section 280G(b)(1) of the Code. No Business Employee has or will obtain a right to receive a gross-up payment from any of the Companies with respect to any excise tax that may be imposed upon such individual pursuant to section 409A or 4999 of the Code.

(j) Each Company Benefit Plan that is a “nonqualified deferred compensation plan,” as defined in section 1.409A-1(a) of the Treasury Regulations, and any award thereunder, in each case that is subject to section 409A of the Code, has been operated since January 1, 2005 (i) prior to January 1, 2009, in compliance in all material respects with section 409A of the Code, based upon a good faith, reasonable interpretation of section 409A of the Code and either the final regulations issued thereunder or Internal Revenue Service Notice 2005-1; and (ii) after December 31, 2008, in strict compliance with section 409A of the Code and the final regulations issued thereunder.

(k) The Companies may amend or terminate any Company Benefit Plan (other than an employment Contract or any similar Contract that cannot be amended or terminated without the consent of the other party) at any time without incurring liability thereunder, other than in respect of accrued and vested obligations and medical or welfare claims incurred prior to such amendment or termination.

(l) As of the date hereof, the aggregate amounts outstanding and payable by Parent, Seller and the Companies under the alternative cash award program authorized by the managers of each of Parent and Seller by unanimous written consent dated May 29, 2008, and any such similar program, is set forth on Schedule 3.16(l).

3.17  Employment.  There are no material Proceedings pending or, to the Knowledge of Seller, threatened involving Seller or any of the Companies and any of their respective employees or former employees (with respect to their status as an employee or former employee, as applicable) including any harassment, discrimination, retaliatory act or similar claim. To the Knowledge of Seller, since June 30, 2009, there has been: (a) no new labor union organizing or attempting to organize any employee of Seller or any of the Companies into one or more collective bargaining units with respect to their employment with Seller or any of the Companies; and (b) no labor dispute, or other collective labor action by or with respect to any employees of Seller or any of the Companies is pending or threatened against Seller or any of the Companies. Except as set forth on Schedule 8.1. Neither Seller nor any of the Companies is a party to, or bound by, any collective bargaining agreement or other agreement with any labor organization applicable to the employees of Seller or any of the Companies, other than what has been previously provided for review, and no such new agreement is currently being negotiated. Seller and the Companies are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, including Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not received written notice, or any other form of notice, that there is any material Proceeding involving unfair labor practices against Seller or any of the Companies pending.

3.18  Intellectual Property.

(a) Schedule 3.18(a) sets forth a list of all material Intellectual Property which is owned by or used in connection with the business of the Companies and which has been registered or issued, or for which applications to register or obtain issuance have been filed and are pending anywhere in the world (the “Company Intellectual Property”), an indication of the jurisdictions in which such filings have been made and the status thereof. To the extent indicated in Schedule 3.18(a), such Company Intellectual Property has been duly registered in, filed in or issued by the United States Copyright Office, the United States Patent and Trademark Office or any similar national or local foreign intellectual property authority. Since January 1, 2009, no application or registration for any Company Intellectual Property that is owned by the Companies which is material to the business of the Companies as presently conducted has been finally rejected on the merits of such filing without right to further appeal.

(b) Except as set forth in Schedule 3.18(b):

(i) each of the Companies possesses all right, title and interest in and to the material Company Intellectual Property which it owns, free and clear of any Lien or license other than Permitted Liens, and all material registered patents, trademarks, service marks and copyrights listed in Schedule 3.18(b) are valid and subsisting, in full force and effect, and have not been canceled, expired or abandoned;

(ii) no claims are pending or, to the Knowledge of Seller, threatened, (A) challenging the ownership, enforceability, validity, or use by the Companies of any material Company Intellectual Property, or (B) alleging that the Companies are materially violating, misappropriating or infringing the rights of any Person with regard to any material Company Intellectual Property;

(iii) to the Knowledge of Seller, (A) no Person is infringing the rights of the Companies with respect to any material Company Intellectual Property owned by them and (B) the operation of the business of the Companies as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person; and

(iv) the Companies take and have taken commercially reasonable actions to maintain and preserve all material Company Intellectual Property.

3.19  Material Contracts.

(a) Schedule 3.19(a) sets forth a true and complete list of all the Material Contracts of the Companies that are outstanding or in effect on the date of this Agreement. As used herein, “Material Contracts” means all of the following:

(i) any Contract restricting the ability of an entity or any of its Affiliates to enter into or engage in any line of business or compete with any Person;

(ii) a Contract under which the Companies have incurred Indebtedness or directly or indirectly guaranteed Indebtedness, liabilities or obligations of any other Person (other than inter-company Indebtedness owed among the Companies) that, individually, is in excess of $2,000,000;

(iii) a Contract involving any joint venture or partnership involving a potential annual commitment or annual payment by any of the Companies in excess of $5,000,000 (unless terminable without payment or penalty upon no more than ninety (90) days’ notice);

(iv) the principal Contract (and no ancillary or other related agreements) used to effectuate (A) a material acquisition, divestiture, merger or similar transaction that has not been consummated or that has been consummated since January 1, 2007, but contains representations, covenants, indemnities or other obligations that are still in effect and (B) the 2004 acquisition from Chevron Corporation and the 2006 acquisition from ExxonMobil Corporation;

(v) that imposes any material confidentiality, standstill or similar obligation on the Companies, except for those entered into in the ordinary course of business or in connection with the process to sell the Companies;

(vi) that contains a right of first refusal, first offer or first negotiation, except in the ordinary course of business;

(vii) pursuant to which the Companies have granted any exclusive marketing, sales representative relationship, consignment or distribution right to any third party, except in the ordinary course of business;

(viii) other than leases for Leased Real Property, any Contract or group of related contracts with the same party or group of affiliated parties the performance of which involves consideration in the excess of $5,000,000;

(ix) a Contract involving product sales agreements of material amounts of products that cannot be cancelled by Seller or the Companies upon sixty (60) days notice without penalty to Seller or the Companies;

(x) any material seismic data license or acquisition agreement; and

(xi) a Contract involving any Governmental Authority within the Navajo Nation or Affiliate of the Navajo Nation, including but not limited to that certain Cooperative Agreement effective as of October 22, 2004 between Resolute Natural Resources Company and NNOG, as amended by that certain First Amendment of Cooperative Agreement effective as of October 21, 2005 (the “First Amendment”) (as amended by the First Amendment, the “NNOG Contract”).

(b) Except as set forth in Schedule 3.19(b), none of the Companies is (with or without the lapse of time or the giving of notice, or both) in breach or default of or under any Material Contract and, to the Knowledge of Seller, no other party to any such Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for breaches and defaults which would not reasonably be expected to result in a Material Adverse Effect on the Companies. To the Knowledge of Seller, as of the date of this Agreement, except as disclosed in Schedule 3.19(b), none of the Companies has received any written notice of the intention of any Person to terminate any Material Contract. Complete and correct copies of all Material Contracts have been made available to Buyer prior to the date of this Agreement.

3.20  Customers and Suppliers.

(a) Schedule 3.20(a) sets forth a complete list of the five (5) largest customers of the Companies (on a combined basis and by volume of sales to such customers) for the most recent fiscal year (collectively, the “Major Customers”). Except as set forth on Schedule 3.20(a), since December 31, 2008 none of the Major Customers has notified the Companies, in writing or to the Knowledge of Seller, orally, that such Major Customer intends to terminate its relationship with the Companies. The Companies have not received any notice regarding the insolvency of any of the Major Customers.

(b) Since December 31, 2008, none of the Companies’ material suppliers has terminated, or threatened in writing to terminate, its relationship with the Companies.

3.21  Transactions with Affiliates.  Except as set forth herein, including, without limitation, as set forth in ARTICLE VI hereof or as contemplated or as permitted hereby, the Companies have not engaged in any material transaction, outside the ordinary course of business consistent with past practice with Parent or Seller (excluding current or former members of management of the Companies) or their Affiliates (other than the Companies) since December 31, 2008, which was (a) material to the business of the Companies taken as a whole or (b) undertaken in contemplation of a sale of equity interests of the Companies.

3.22  Insurance.  Schedule 3.22 sets forth a correct and complete list of each material insurance policy that is currently in effect which is presently owned or held by the Companies, insuring the products, physical properties, assets, business, operations, employees, or officers and directors of the Companies. All premiums due on such policies have been paid and no notice of cancellation or termination or intent to cancel, in each case which has not been rescinded, has been received in writing by the Companies with respect to any such insurance policy.

3.23  Brokers, Finders, etc.  Except as set forth on Schedule 3.23, none of Seller or the Companies has employed, or is subject to any valid claim of, any broker, finder or sales agent with this Agreement or the transactions contemplated by this Agreement who might be or is entitled to a fee or commission in connection with such transactions.

3.24  Title to the Company Assets.

(a) Defensible Title.  The Companies have Defensible Title in all material respects to the Company Assets, on an individual field or unit basis and when taken as a whole.

(b) Certain Terms.  For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Company Assets” shall mean the following assets of the Companies (subject to the terms and conditions of this Agreement) as follows:

(A) The undivided interests described on Exhibit E in, and all other right, title and interest of the Companies in and to,(i) the estates created by the leases, licenses, permits and other agreements described in Exhibit E (the “Leases”) and the lands described in Exhibit E (the “Lands”), and all rights and interests of the Companies appurtenant thereto, including without limitation the pertinent oil and gas WIs, NRIs, mineral fee interests, oil, gas and mineral deeds, leases and/or subleases, royalties, overriding royalties, leasehold interests, mineral servitudes, production payments and net profits interests, fee mineral interests, surface estates, fee estates, royalty interests, overriding royalty interests or other non-working or carried interests, reversionary rights, farmout and farmin rights, gas storage rights, operating rights, pooled or unitized acreage, and all other rights, privileges and interests in such oil, gas and other minerals (and the production thereof), and other mineral rights of every nature; (ii) all of the Companies’ rights, privileges, benefits and powers conferred upon the holder of the Leases with respect to the use and occupation of the surface of the Lands that may be necessary, convenient or incidental to the possession and enjoyment of the Leases; (iii) all of the Companies’ rights in respect of any pooled, communitized or unitized acreage located in whole or in part within the Lands by virtue of the Leases, including rights to Production from the pool or unit allocated to any Lease being a part thereof, regardless of whether such production is from the Lands, including those units specifically described on Exhibit E, (iv) all rights, options, titles and interests of the Companies granting the Companies the right to obtain, or otherwise earn interests within the Lands no matter how earned; and (v) all of the Companies’ tenements, hereditaments, appurtenances, surface leases, easements, permits, licenses, servitudes, franchises or rights of way;

(B) Identical undivided interests in, and all other right, title and interest of the of the Companies in and to all of the of the Companies’ oil and gas wells, saltwater disposal and water wells, injection wells and underground injection wells (whether or not currently producing), including those specifically described on Exhibit E (the “Wells”) and all of the Companies’ pipelines, flowlines, plants, gathering and processing systems, platforms, buildings, compressors, meters, tanks, machinery, tools, pulling machines, utility lines, and all of the Companies’ personal property, equipment, fixtures and improvements in or on the Lands now or as of the Closing Date appurtenant thereto or used in connection therewith or with the production, treatment, sale or disposal of hydrocarbons or water produced therefrom or attributable thereto and all other appurtenances thereunto belonging, whether or not located on the Leases;

(C) All files, records, documentation and data in the Companies’ possession relating to (or evidencing) the Companies’ ownership or rights in the Company Assets, including all of the Companies’ rights and interests in geological data and records, seismic data, information and analysis, whether in digital or paper format, well logs, well files, geological data, records and maps, land and contract files and records, lease files, production sales agreement files, division and transfer order files, written contracts, title opinions and abstracts, legal records, governmental filings, accounting files, data and records, computer hardware and software, production reports, production logs, core sample reports and maps and other materials (whether electronically stored or otherwise) used or held for use by the Companies regarding ownership of the Company Assets or operations and Production which relate to the Company Assets, and other files, documents and records which relate to the Company Assets;

(D) All of the Companies’ contracts and contractual rights, obligations, title and interests, including all permits, orders, Contracts, hedging Contracts, abstracts of title, leases, deeds, unitization agreements, pooling agreements, operating agreements, farmout agreements, farmin agreements, participation agreements, division of interest statements, division orders, transfer orders, participation agreements, drilling contracts, sales contracts, saltwater disposal agreements and other contracts, agreements and instruments applicable to the Company Assets;

(E) All rights, obligations, title and interests of the Companies Company in and to all easements, rights of way, certificates, licenses, authorizations, permits and similar interests and all other rights, privileges, benefits and powers conferred upon the owner and holder of interests in the Company Assets, or concerning software used in conjunction with ownership or operation of the Company Assets;

(F) The Companies’ rights, title, obligations and interests in or concerning any gas or pipeline imbalances affecting the Company Assets;

(G) All of the Companies’ inventories, oil, gas and production in tanks, in storage below the pipeline connection in tanks or upstream of the sales meter (“line fill”) and inventory attributable to the Company Assets;

(H) All of the Companies’ interests in the equipment used by the Companies for the exploration, production, development, collection, transmission, treatment and storage of oil and natural gas and derivative products; and

(I) All of the Companies’ office equipment, computer equipment, light tables, drafting tables, drafting equipment, office supplies, facsimile machines, pool vehicles and any other equipment or furniture not specifically named herein which is used by the in their day to day operations.

(ii) “Defensible Title” shall mean, with respect to the Company Assets, such title held by the Companies that: (A) entitles any of the Companies to receive and retain, without reduction, suspension or termination, not less than the corresponding NRI set forth on Exhibit E for any such Company Asset and a like share of all hydrocarbons produced, saved and marketed from the Company Assets throughout the productive life thereof, except as set forth on Exhibit E; (B) obligates any of the Companies to bear not more than that percentage of costs and expenses relating to the maintenance, development and operation of the WI as set forth on Exhibit E and a like share thereof, without a corresponding increase in the associated WI, except as set forth on Exhibit E; and (C) is free and clear of all liens, mortgages, security interests, encumbrances, burdens and claims of any kind, except for Permitted Encumbrances and Permitted Liens.

(iii) “Permitted Encumbrances” shall mean:

(A) Royalties, overriding royalties, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the NRI of any Company Asset to less than the NRI set forth on Exhibit E or increase the WI of any Company Asset to more than the WI set forth on Exhibit E;

(B) Division orders and sales contracts terminable without penalty upon no more than thirty (30) days’ notice to Buyer;

(C) Easements, rights of way, servitudes, permits, surface leases, conditions, covenants, exceptions, reservations, surface use restrictions and other surface uses and impediments on, over or in respect to any of the Company Assets that do not, taken as a whole, materially interfere with the operation, value or use of the Company Assets;

(D) Liens relating to the Company Assets securing payments to landlords, operators, mechanics and materialmen and encumbrances securing payment of taxes or assessments that are incident to the exploration, development, operation and maintenance of the Company Assets, are not delinquent or which are being contested in good faith by appropriate action and for which Buyer is notified in writing before the Closing Date or adequate reserves have been maintained in accordance with GAAP;

(E) all rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of the applicable Company Asset if the same are customarily obtained subsequent to the sale or conveyance and have been properly obtained in connection with all prior sales and conveyances;

(F) conventional rights of reassignment obligating the any of the Companies to reassign its interest in any portion of the Company Assets to a third party in the event it intends to release or abandon such Company Assets prior to the expiration of the primary term or other termination of such Company Assets;

(G) rights reserved to or vested in any Governmental Authority to control or regulate any of the Company Assets in any manner, and all applicable laws, rules, and orders of governmental authority, so long as the foregoing do not interfere in any material respect with the operation of the portion of the Company Assets burdened thereby;

(H) encumbrances relating to the Company Assets that arise under operating agreements to secure payment of amounts not yet delinquent and are of a type and nature customary in the oil and gas industry;

(I) NNOG options under the NNOG Contract; and

(J) all other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Company Assets that do not (or would not upon foreclosure or other enforcement) reduce the NRI set forth in Exhibit E nor prevent the receipt of proceeds of production therefrom, nor increase the share of costs above the WI set forth in Exhibit E nor are of such type as would reasonably be expected to materially to interfere with or detract from the ownership, operation, value or use of the Company Assets.

(iv) “NRI” shall mean the decimal net revenue interest in oil and gas production from a Company Asset as set forth on Exhibit E.

(v) “WI” shall mean a working interest under an oil and gas lease or other Contract affecting a Company Asset which shall reflect the decimal interest for participation in the decisions, costs and risks concerning operations, as set forth on Exhibit E.

(c) Preferential Purchase Rights and Consents to Assign.  There are no preferential rights to purchase or rights to consent to assignment or similar agreements applicable to the Company Assets which will be triggered by the transactions contemplated by this Agreement or such waivers or consents have been obtained prior to the Closing from the appropriate parties or the appropriate time period for asserting the right has expired prior to the Closing without an exercise of the rights.

3.25  Leases.  (a)(i) Other than implied covenants, there are no contractual obligations to engage in continuous development operations in order to maintain any lease set forth on Exhibit E or (ii) there are no provisions applicable to any such lease that increases the royalty percentage of the lessor thereunder (other than sliding scale royalties under federal leases); and (b) such leases do not have terms (other than primary terms) fixed by a certain number of years.

3.26  Wells/Projects in Progress.  Schedule 3.26 sets forth a list and description of all wells and other capital projects in progress or that have been proposed as of the date of this Agreement through December 31, 2009 and associated costs or estimates thereof to the extent such costs or estimates could exceed $500,000 per well or project net to the applicable Companies’ interest. Except as set forth on Schedule 3.26, there are no wells included in the Company Assets that (a) any Companies, or to the Knowledge of Seller or the knowledge of Companies, a third party operator, is obligated by law or contract to currently plug and abandon or (b) are subject to exceptions to a requirement to plug and abandon issued by a governmental authority.

3.27  Expenditure Obligations.  Except as set forth on Schedule 3.27, the Companies have not executed and are not otherwise contractually bound by any authority for expenditure with respect to any of the Company Assets under any operating agreement, unit operating agreement, farmout or farmin agreement, pooling agreement, pooling designation, exploration agreement, participation agreement, transportation and gathering agreement, rig contract, pipe or other supply contract, area of mutual interest agreement, production sales agreement, marketing and processing agreement, contract or agreement to which any of the Companies is a named party that evidences an obligation to pay the deferred purchase price of property or services or other similar agreements (collectively, the “Significant Contracts”) that will obligate any of the Companies to pay, after the Closing, more than $500,000 for a single project, operation or expenditure. Except as set forth on Schedule 3.27, with respect to authorizations for expenditure relating to any of the Company Assets which obligate any of the Companies to pay more than $500,000 for a single project, operation or expenditure: (a) there are no outstanding calls under such authorizations for expenditures for payments which are due or which any of the Companies has committed to make which have not been made; (b) there are no material operations with respect to which any of the Companies has become a non-consenting party where the effect of such non-consent is not disclosed on Schedule 3.27; and (c) there are no commitments for the expenditures of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent. The Significant Contracts and the Leases are in full force and effect and have not been modified or amended in any material respect, and none of the Companies is in default thereunder. Prior to the execution of this Agreement, the Companies furnished to Buyer true and complete copies of each Significant Contract and all amendments thereto.

3.28  No Claims Affecting the Company Assets.  No Proceeding is pending or, to the Knowledge of Seller or the knowledge of the Companies, threatened against the Companies relating to, resulting from or affecting the ownership or operation of the Company Assets. No notice from any Governmental Authority or any other person (including employees) has been received by Seller or any Companies as to any material claim, demand, filing, hearing, notice of violation, proceeding, notice or demand letter, relating to, resulting from or affecting the ownership or operation of the Company Assets or the Significant Contracts, claiming any material violation of any law, statute, rule, regulation, ordinance, order, decision or decree of any Governmental Authority (including, without limitation, any such law, rule, regulation, ordinance, order, decision or decree concerning the conservation of natural resources) or claiming any breach of contract or agreement with any third party.

3.29  Payout.  The material payout balances with respect to any of the Company Assets operated by the Companies that are subject to future change on account of reversionary interests, non-consent penalties or similar agreements or arrangements are set forth on Schedule 3.29 and are correct as of the dates shown on such statements.

3.30  Absence of Certain Changes Regarding the Company Assets.  Since the Balance Sheet Date, each of the Companies:

(a) has maintained and operated each of the Company Assets operated by them as a reasonably prudent operator consistent in all material respects with prevailing oil and gas industry practice;

(b) has used reasonable efforts consistent with past practice to cause each of the Company Assets not operated by any of the Companies to be maintained and operated in a good and workmanlike manner and in substantially the same manner as theretofore operated;

(c) has paid timely its share of all material costs and expenses attributable to the Company Assets, except for such material costs and expenses that it was contesting in good faith by appropriate action;

(d) has performed all material accounting, royalty disbursement and reporting requirements, as applicable, related thereto for all oil, natural gas, coalbed methane gas, condensate, natural gas liquids, and other hydrocarbons or products produced from or attributable to the Company Assets; and

(e) has not agreed, whether in writing or otherwise, to take any action inconsistent with the provisions described in this Section 3.30.

3.31  Gas Imbalances.  To the Knowledge of Seller, as of December 31, 2008, the gas imbalances set forth on Schedule 3.31 are the only material gas imbalances that exist with respect to the Company Assets.

3.32  Royalty Payments.  Except as set forth on Schedule 3.32, all material landowner royalty, overriding royalty, net profit interests, production payments and similar payments and other oil and gas leasehold payments (collectively, “Royalty Payments”) which are payable by any of the Companies, have been properly calculated and paid in a timely manner. The Companies have not received a notice of material non-payment or underpayment of any Royalty Payments. Except as set forth on Schedule 3.32, there are no royalty suspense accounts maintained by the Companies with respect to the Company Assets. Neither the Companies, nor to the Knowledge of Seller or the knowledge of the Companies, any other party, is under material default under any Lease, and the Leases identified on Exhibit E are valid and subsisting oil and gas leases and are currently in full force and effect.

3.33  Licenses and Permits.  To the Knowledge of Seller and the Companies each third party operator of the Company Assets has obtained and is in compliance in all material respects with all material licenses, permits, contracts and agreements relating to the Company Assets that are required to be obtained by it. To the Knowledge of Seller and the Companies, (a) all such licenses, permits, contracts and agreements are in full force and effect and (b) no material violations exist under such licenses, permits, contracts and agreements. The Companies are in compliance in all material respects with all laws, rules and regulations of federal, state or local entities, which have jurisdiction over the Companies, or the Company Assets. The Companies have been and are in material compliance, and to the Knowledge of Seller and the knowledge of the Companies, each third party operator of the Company Assets are in compliance in all material respects, under all environmental laws.

3.34  Reserve Report Information.

(a) Seller has made available to Buyer the report dated December 31, 2008 (the “Report Date”) prepared by Seller and audited by the independent petroleum engineering firm of Netherland Sewell & Associates, Inc. (the “Reserve Engineer”) with respect to certain properties of the Contributed Properties Subsidiaries as of December 31, 2008 (the “Reserve Report”). The Reserve Report is the latest reserve report available to Seller relating to the Companies’ reserves of oil and gas attributable to the Company Assets (collectively, the “Evaluated Properties”). The Reserve Report includes projections of the rate of production and future net income, taxes, operating expenses and capital expenditures with respect to the Evaluated Properties as of such date, based upon the pricing assumptions consistent with common industry practice at that time; provided, however, such projections are estimates only and may prove to be wrong. To the Knowledge of Seller, the Companies have provided no false or misleading information to and has not withheld any material information from the Reserve Engineer with respect to the audit of the Reserve Report. To the Knowledge of Seller, the Companies have provided the Reserve Engineer with complete and accurate historical data regarding the Evaluated Properties in all material respects. The preliminary information currently available for an updated reserve report being prepared, and all material components of which have been provided to Buyer, indicates significant changes as of June 30, 2009 from the Reserve Report, and to the Knowledge of Seller, as of the date hereof, no material changes to such preliminary information have been made or are pending.

(b) The WI and NRI amounts for the Company Assets set forth on Exhibit E (the “Scheduled Interests”) conform to the corresponding interests set forth in the Reserve Report (the “Reserve Report Interests”), except as would not have an material adverse effect on the aggregate valuation of such Scheduled Interests; provided, however, that in determining such effect, if any (the “Discrepancy Amount”), the aggregate decrease in allocated value of the Scheduled Interests resulting from any of the Scheduled Interests being less than the corresponding Reserve Report Interests shall be reduced by the total aggregate increase in such allocated values resulting from any of the Scheduled Interests being greater than the corresponding Reserve Report Interests, but in no event shall the Discrepancy Amount be less than zero.

3.35  NNOG Contract.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) constitute a “Sale” under the NNOG Contract and (b) result in any termination, change, modification or disruption of any rights, privileges, obligations, liabilities or otherwise under the NNOG Contract. As of the date hereof, the options to purchase the Aneth Assets and the Exxon Assets (each as defined in the NNOG Contract) set forth in Section 3.01 of the NNOG Contract and Section 3.01 of the First Amendment, respectively, have not vested and are not currently exercisable.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows and except as set forth in the Schedules hereto, and except as disclosed in the Buyer SEC Documents:

4.1  Due Organization and Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. Buyer has heretofore made available to Seller true and complete copies of its certificate of incorporation and bylaws as currently in effect (the “Buyer Organizational Documents”). Buyer is not in violation of any of the provisions of the Buyer Organizational Documents. This transaction is an “Initial Business Combination” within the meaning of the Buyer

Organizational Documents and there is no obligation under the Buyer Organizational Documents that Buyer liquidate or dissolve prior to September 28, 2009 as a result of Buyer’s execution and delivery of this Agreement.

4.2  Authorization and Validity of Agreement.

(a) The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by the board of directors of Buyer, and no other corporate action on the part of Buyer is or will be necessary for the execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby, except for the Buyer Stockholder Approval. This Agreement has been duly executed and delivered by Buyer and is a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except to the extent that its enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws relating to or affecting creditors’ rights generally and by general equity principles.

(b) The affirmative vote of a majority of the IPO Shares voted at a duly held stockholders meeting (the “Buyer Stockholder Meeting”) to approve the Initial Business Combination and Charter Amendment contemplated by this Agreement is the only vote of any of Buyer’s capital stock necessary in connection with the consummation of the Closing; provided that holders of more than thirty percent (30%) (minus one share) of the IPO Shares do not vote against the consummation of the transactions contemplated by this Agreement and exercise their rights to convert their IPO Shares into cash from the Trust Account in accordance with the provisions of Section 9.3 of Article IX of Buyer Certificate of Incorporation (the “Buyer Stockholder Approval”); provided, further, Buyer must also receive the consent of the holders of Public Warrants exercisable for a majority of the shares of Buyer Common Stock issuable on exercise of all outstanding Public Warrants to the Warrant Agreement Amendment in order to consummate the transactions contemplated hereby (the “Warrant Amendment Approval”).

(c) At a meeting duly called and held, Buyer’s board of directors (including any required committee or subgroup of Buyer’s board of directors) has: (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Buyer’s stockholders; (ii) approved and adopted this Agreement and the transactions contemplated hereby; (iii) determined that the fair market value of the Companies are equal to at least 80% of the initial amount held in Buyer’s Trust Account excluding underwriters’ deferred commission; and (iv) resolved to recommend to stockholders adoption of this Agreement.

(d) Subject to receipt of the Buyer Stockholder Approval, the Charter Amendment, when filed with the Delaware Secretary of State, will be effective in modifying Article II of Buyer Certificate of Incorporation such that consummation of the transactions contemplated hereby will not constitute a violation of such Article II.

4.3  No Conflict.  Except as set forth on Schedule 4.3 and except for any consent, approval, filing with or notice that would not, if not given or made, or any violation, conflict, breach, termination, default or acceleration which does not, materially impair the ability of Buyer to consummate the transactions contemplated hereby, the execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby:

(a) will not violate any provision of Law, order, judgment or decree applicable to Buyer;

(b) will not require any consent or approval of, or filing or notice to, any Governmental Authority under any provision of Law applicable to Buyer, except for any applicable requirements of the HSR Act and any other applicable antitrust or competition laws outside the United States, and except for any consent, approval, filing or notice requirements which become applicable solely as a result of the specific regulatory status of Seller or the Companies or which Seller, the Companies or any of their respective Affiliates are otherwise required to obtain;

(c) will not violate any provision of the Buyer Organizational Documents after giving effect to the Charter Amendment; and

(d) except for the Warrant Amendment Approval, will not require any consent or approval under, and will not conflict with, or result in the breach or termination of, or constitute a default under, or result in the acceleration of the performance by Buyer under, any material indenture, mortgage, deed of trust, lease, license, franchise, contract, agreement or other instrument to which Buyer is a party or by which it or any of its assets is bound.

4.4  Capitalization.

(a) The authorized capital stock of Buyer consists of (i) 225,000,000 shares of Buyer Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this Agreement, there were outstanding 69,000,000 shares of Buyer Common Stock (some of which may be held in units which consist of one share of Buyer Common Stock and one Buyer Warrant to purchase one share of Buyer Common Stock), no shares of preferred stock, 76,000,000 Buyer Warrants (some of which may be held in units which consist of one share of Buyer Common Stock and one Buyer Warrant to purchase one share of Buyer Common Stock) entitling the holder to purchase one share of Buyer Common Stock per warrant, and no employee stock options to purchase Buyer Common Stock. All outstanding shares of capital stock of Buyer have been duly authorized, validly issued, are fully paid and nonassessable, and were not issued in violation of any preemptive or other similar right.

(b) Except as set forth in this Section 4.4 and the Buyer SEC Documents filed prior to the date of this Agreement, there are no outstanding: (i) shares of capital stock or voting securities of Buyer; (ii) securities of Buyer convertible into or exchangeable for shares of capital stock or voting securities of Buyer; or (iii) options or other rights to acquire from Buyer or other obligation of Buyer to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Buyer. Except as set forth in the Buyer SEC Documents, there are no outstanding obligations of Buyer to repurchase, redeem or otherwise acquire any of the securities referred to in clause (i), (ii) or (iii) above.

(c) Buyer Common Stock is quoted on NYSE Amex. There is no action or proceeding pending except as disclosed in Buyer SEC Documents or, to Buyer’s knowledge, threatened against Buyer by NYSE Amex with respect to any intention by such entity to prohibit or terminate the quotation of such securities thereon.

(d) All of the outstanding Buyer Common Stock and Buyer Warrants have been duly authorized and issued in compliance in all material respects with all requirements of Buyer Certificate of Incorporation and all Laws applicable to Buyer, Buyer Common Stock and Buyer Warrants.

(e) Except as contemplated by this Agreement and as set forth in Schedule 4.4, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other understandings to which Buyer is a party or by which Buyer is bound with respect to Buyer Common Stock and Buyer Warrants.

(f) Except as disclosed in Buyer SEC Documents filed prior to the date of this Agreement, as a result of the consummation of this transaction, no shares of capital stock, warrants, options or other securities of Buyer are issuable and no rights in connection with any shares, warrants, rights, options or other securities or Buyer accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(g) Buyer does not have any subsidiaries.

4.5  Buyer SEC Documents; Financial Statements.

(a) As of its filing date, each Buyer SEC Document complied, and each such Buyer SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be.

(b) As of its filing date, each Buyer SEC Document filed pursuant to the Exchange Act did not, and each such Buyer SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c) Each Buyer SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Buyer has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. To the extent required, Buyer (i) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information is made known to the management to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Buyer SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its auditors and the audit committee of its board of directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect its ability to record, process, summarize and report financial data and have disclosed to its auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls.

(e) Each of the audited and unaudited financial statements (including any related notes) included in the Buyer SEC Documents (the “Buyer Financial Statements”), when filed, complied in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and, when filed, fairly presented the financial position of Buyer at the respective date thereof and the results of its operations and cash flows for the periods indicated.

(f) There are no outstanding loans or other extensions of credit made by Buyer to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Buyer. Buyer has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

4.6  [Reserved]

4.7  Absence of Material Adverse Change.  Except as otherwise contemplated by this Agreement, since December 31, 2008, the business of Buyer has been conducted only in the ordinary course consistent with past practice, and there have not been any Material Adverse Effect on Buyer.

4.8  Absence of Undisclosed Liabilities.  Buyer has no obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due) which would be required to be set forth on a balance sheet prepared in accordance with GAAP, except: (a) liabilities incurred in the ordinary course of business consistent with past practice; (b) liabilities reflected on the balance sheet of Buyer at December 31, 2008 or the notes thereto, included in the Buyer Financial Statements; (c) immaterial liabilities; (d) liabilities disclosed in the Schedules hereto; (e) liabilities incurred in connection with the transactions contemplated hereby; and (f) obligations and liabilities otherwise expressly disclosed (or within any materiality threshold contained in any other representation) in this Agreement (including the Schedules hereto). Buyer has no obligation to make any payment to officers or directors as a result of the transactions contemplated hereby other than as set forth herein or as disclosed in the Buyer SEC Documents.

4.9  Tax Matters.

(a) Returns Filed and Taxes Paid.  (i) All material Returns required to be filed by or on behalf of Buyer (“Buyer Returns”) have been duly filed on a timely basis and all such returns are complete and correct in all material respects; (ii) all material Taxes shown to be payable on the Buyer Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other material Taxes are payable by Buyer with respect to items or periods covered by such Buyer Returns or with respect to any period prior to the date of this Agreement; (iii) Buyer has withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting requirements, including maintenance of required records with respect thereto, in connection with material amounts paid or owing to any employee, creditor, independent contractor or other third party for all periods for which the statute of limitations has not expired; and (iv) there are no material liens on any of the assets of Buyer with respect to Taxes, other than liens for Taxes not yet due and payable or for Taxes that Buyer is contesting in good faith through appropriate proceedings and for which appropriate reserves have been established.

(b) Tax Deficiencies; Audits; Statutes of Limitations.  Except in the case of audits, actions or proceedings for which appropriate reserves have been established on the Buyer Financial Statements in accordance with GAAP: (i) there is no audit by a governmental or taxing authority in process or pending with respect to any material Returns of Buyer; (ii) no deficiencies have been asserted, in writing, with respect to any material Taxes of Buyer and Buyer has not received written notice that it has not filed a material Return or paid material Taxes required to be filed or paid by it; and (iii) Buyer is not party to any action or proceeding for assessment or collection of any material Taxes, nor has such event been asserted, in writing against Buyer or any of its assets.

4.10  Legal Proceedings.  Except as set forth on Schedule 4.10, there are no Proceedings or orders pending or, to the knowledge of Buyer, threatened against or affecting Buyer or any of its Affiliates at law or in equity, or before or by any Governmental Authority.

4.11  Material Contracts.

(a) Except as set forth in the Buyer SEC Documents filed prior to the date of this Agreement, there are no Contracts or obligations (including outstanding offers or proposals) of any kind, whether written or oral, to which Buyer is a party or by or to which any of the properties or assets of Buyer may be bound, subject or affected without penalty or cost, which either (i) creates or imposes a liability greater than $5,000,000 or (ii) may not be cancelled by Buyer on thirty (30) days’ or less prior notice (the “Buyer Contracts”). All Buyer Contracts are listed in Schedule 4.11(a), other than this Agreement, those contemplated by this Agreement and those that are exhibits to the Buyer SEC Documents filed prior to the date of this Agreement.

(b) Buyer is not (with or without the lapse of time or the giving of notice, or both) in breach or default of or under any material Buyer Contract and, to the knowledge of Buyer, no other party to any such currently-existing Buyer Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. To the knowledge of Buyer, as of the date of this Agreement, except as disclosed in Schedule 4.11(b), Buyer has not received any written notice of the intention of any Person to terminate any Buyer Contract. Complete and correct copies of all Buyer Contracts have been made available to Seller.

(c) Buyer has terminated the Graham Agreement in its entirety and no party to the Graham Agreement, nor any party hereto or any of its Affiliates has or will have any liability or obligation to the parties under the Graham Agreement (except as expressly provided in Section 6.1(d) of the Graham Agreement).

4.12  Transactions with Affiliates.  Except as set forth in the Buyer Financial Statements or Buyer SEC Documents filed prior to the date of this Agreement, Buyer has not (a) engaged in any material transaction, contract, agreement or transaction with any other Person of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and the Exchange Act and (b) provided loans to any of its employees, officers or directors, or any of its Affiliates.

4.13  Brokers, Finders, etc.  Except as set forth in Schedule 4.13, Buyer has not employed, nor is subject to the valid claim of, any broker, finder, or sales agent in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission from Buyer, Seller or any of their respective Subsidiaries in connection with such transactions.

4.14  Trust Account.

(a) As of the date hereof and at the Closing Date, Buyer has and will have no less than $538,715,841 invested in United States Government securities or in money market funds meeting certain conditions under

Rule 2a-7 promulgated under the Investment Company Act of 1940 in the Trust Account, less: such amounts, if any (i) as Buyer is required to pay to Public Stockholders who elect to have their shares converted to cash in accordance with the provisions of Section 9.3 of Article IX of the Buyer Certificate of Incorporation; (ii) necessary to pay the Aggregate Cash Consideration to holders of Public Warrants as contemplated herein and by the Warrant Amendment Agreement; (iii) used as payment to purchase Buyer Common Stock from Public Stockholders as permitted by Section 6.4(a)(ii); and (iv) to pay Buyer’s aggregate costs, fees and expenses incurred in connection with the consummation of an Initial Business Combination (including deferred underwriting commissions).

(b) Effective as of the Closing Date, the obligations of Buyer to dissolve or liquidate within the specified time period contained in the Buyer Certificate of Incorporation will terminate, and effective as of the Closing Date Buyer shall have no obligation, other than as contemplated by this Agreement, to dissolve and liquidate the assets of Buyer by reason of the consummation of the Closing, and following the Closing Date no Public Stockholder shall be entitled to receive any amount from the Trust Account except as contemplated by clauses (i), (ii) or (iii) of Section 4.14(a).

ARTICLE V
REPRESENTATIONS AND WARRANTIES GENERALLY

5.1  Representations and Warranties of the Parties.  Each party hereto represents and warrants to the other that it is the explicit intent of each party hereto that, except for the express representations and warranties contained in ARTICLE II and ARTICLE III, Parent, Seller and its Affiliates are making no representation or warranty whatsoever, express or implied, including, but not limited to, any implied warranty or representation as to condition, merchantability or suitability as to any of the properties or assets of the Companies. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations provided or addressed to Buyer are not and shall not be deemed to be or to include representations or warranties of Parent, Seller or any of their Affiliates.

5.2  Survival of Representations and Warranties.  The respective representations and warranties made by Parent, Seller and Buyer contained in ARTICLE II, ARTICLE III, ARTICLE IV this ARTICLE IV and Section 9.3(e) shall expire and be terminated and extinguished at the Closing and shall not survive the Closing, and no party shall have any liability or obligation in connection with any such representation or warranty following the Closing.

5.3  Schedules.  Disclosure of any fact or item in any Schedule hereto shall, should the relevance of the fact or item or its contents to any other paragraph or section be reasonably apparent, be deemed to be disclosed with respect to that other paragraph or section whether or not a specific cross-reference appears. Disclosure of any fact or item in any Schedule hereto shall not necessarily mean that such item or fact individually is material to the business or financial condition of (a) any of Seller or the Companies individually or of the Companies taken as a whole or (b) Buyer.

ARTICLE VI
COVENANTS

6.1  Access; Information and Records; Confidentiality.

(a) Prior to the Closing Date, or, if earlier, the date this Agreement is terminated pursuant to Section 9.1, each of Parent, Aneth, IPO Corp., Merger Sub and Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, permit the other party and its authorized agents or representatives, including independent accountants, to have access to the properties, books and records of such party during normal business hours to review information and documentation relative to the properties, books, contracts, commitments and other records of such party as may reasonably be requested; provided, that such investigation shall only be upon reasonable notice and shall not disrupt personnel and operations of the business and shall be at such party’s sole cost and expense; provided, further, that neither party, nor any of its

Affiliates or representatives, shall conduct any environmental site assessment without prior consultation with the other party and without ongoing consultation with respect to any such activity, although it being understood that neither party shall unreasonably limit the conduct of such activity (it being further understood and agreed that in no event shall any subsurface investigation or testing of any environmental media be conducted beyond that conducted as part of a phase I environmental site assessment pursuant to ASTM E-1527-05). All requests for access to the offices, properties, books and records of each party shall be made to such party or such representatives each party shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither party nor its representatives shall contact any of the employees, customers, suppliers, parties that have business relationships with or are joint venture partners of the other party or any of their respective Affiliates in connection with the transactions contemplated hereby, whether in person or by telephone, mail (electronic or otherwise) or any other means of communication, without the specific prior authorization of such other party and may only otherwise contact such Persons in the ordinary course of business. Any access to the offices, properties, books and records of each party shall be subject to the following additional limitations: (i) such access shall not violate any Law or any agreement to which any party or its Subsidiaries is a party or otherwise expose any party to a material risk of liability; (ii) each party shall give the other party notice of at least two (2) business days before conducting any inspections or communicating with any third party relating to any property of the other party, and such other party or a representative designated by such other party shall have the right to be present when such party or its representatives conduct its or their investigations on such property; (iii) no party or its representatives shall materially damage any property of the other party or any portion thereof without repairing such damage; and (iv) each party shall use its commercially reasonable efforts to conduct all on-site due diligence reviews and all communications with any Person on an expeditious and efficient basis.

(b) At and for five (5) years after the Closing Date, all parties shall, and shall cause their Subsidiaries to, afford Parent and Seller (or their successors) and their representatives, during normal business hours, upon reasonable notice, full access to the books, records, properties and employees of Companies to the extent that such access may be reasonably requested by Parent, Seller or their successors, including in connection with tax matters, financial statements and regulatory reporting obligations; provided, however, that nothing in this Agreement shall limit Parent’s and Seller’s rights of discovery.

(c) Seller agrees to hold all the books and records of the Companies existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law.

(d) Each party will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement dated July 31, 2009 the (“Confidentiality Agreement”), between Buyer and Seller.

6.2  Conduct of the Business of IPO Corp., Merger Sub and the Companies Prior to the Closing Date.

(a) Each of Seller, IPO Corp., Merger Sub and Aneth agrees that, except as permitted, required or specifically contemplated by this Agreement and those actions contemplated on Schedule 6.2 or in this ARTICLE VI or expenditures disclosed in Sections 3.26 and 3.27, or as otherwise consented to or approved in writing by Buyer, which consent shall not be unreasonably withheld or delayed, during the period commencing on the date hereof and ending at the Closing Date:

(i) the businesses of IPO Corp., Merger Sub and the Companies shall be conducted only in the ordinary course of business;

(ii) except as required pursuant to Section 1.9, neither IPO Corp., Merger Sub, Aneth, Seller nor any Companies shall (A) amend its operating agreement, certificate of incorporation or bylaws, as applicable, or (B) (1) issue, deliver or sell, redeem or authorize the issuance, delivery, redemption or sale of, any equity interests of such entity, or (2) amend (including, but not limited to, by way of a split, subdivision, combination or other reorganization) any term of any outstanding equity interests of such entities;

(iii) neither Seller, Merger Sub, Aneth nor IPO Corp. shall (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any capital stock or other equity securities of the Companies, Merger Sub or IPO Corp., or (B) amend any term of any capital stock or other equity securities of the Companies, Merger Sub or IPO Corp., respectively, (in each case, whether by merger, consolidation or otherwise);

(iv) the Companies will use their commercially reasonable efforts to preserve intact their business organization, to keep available the services of their present officers and key employees (as determined by the Companies), and to preserve the goodwill of those having business relationships with them;

(v) none of IPO Corp., Merger Sub or the Companies shall declare, set aside or pay any dividend or distribution or other capital return in respect of its equity interests except in respect of any dividends, distributions or returns paid from one of the Companies to another Company;

(vi) none of the Companies shall, except as required or permitted by GAAP, materially change any accounting methods, principles or practices;

(vii) none of IPO, Merger Sub or the Companies shall, except in the ordinary course of business, enter into, terminate or materially modify any Material Contract or any Contract that would be a Material Contract if in existence on the date hereof, except for forbearance agreements, waivers or amendments of or related to the Credit Agreements, in each case that would not reasonably be expected to have a Material Adverse Effect on IPO Corp., and its Subsidiaries as of Closing;

(viii) none of IPO Corp., Merger Sub or the Companies shall acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the equity interests or assets of, or otherwise acquire, whether in a single transaction or series of related transactions, any material business of any corporation, partnership, association or other business organization or division thereof;

(ix) none of IPO Corp., Merger Sub or the Companies shall: (A) make or grant any bonus or any wage or salary increase to any employee or group of employees (other than in the ordinary course of business consistent with past practice, or as required pursuant to any existing Benefit Plans or any existing Collective Bargaining Agreement); (B) materially amend or terminate any existing employee benefit plan or arrangement or adopt any new Benefit Plan (except to the extent reasonably necessary to avoid the imposition of additional taxes under section 409A of the Code or otherwise reasonably necessary to comply with applicable Law); (C) pay or agree to pay any pension, retirement allowance or other employee benefit not contemplated by any existing Benefit Plan or employment agreement to any officer or employee, whether past or present, other than in the ordinary course of business consistent with past practice; (D) enter into, adopt or amend any bonus, severance or retirement Contract, or any employment Contract with a non-executive officer, other than in the ordinary course of business, consistent with past practices or as required by law, including Section 409A of the Code; or (E) enter into, adopt or amend any employment Contract with an executive officer, other than in the ordinary course of business;

(x) none of IPO Corp., Merger Sub or the Companies shall make any loans, advances, capital commitments or guarantees for the benefit of, any Person (other than its Subsidiaries and other than as permitted by clause (iv) above), in excess of $5,000,000 individually or $10,000,000 in the aggregate (other than loans or advances made to employees in the ordinary course of business and for which the Companies are entitled to repayment);

(xi) none of IPO Corp., Merger Sub or the Companies shall create, incur or assume any debt in excess of an aggregate of $5,000,000;

(xii) none of IPO Corp., Merger Sub or the Companies shall make any capital expenditures in excess of $2,000,000, individually or $5,000,000 in the aggregate;

(xiii) none of IPO Corp., Merger Sub or the Companies shall cancel any third party indebtedness in excess of $5,000,000 in the aggregate owed to the Companies;

(xiv) none of IPO Corp., Merger Sub or the Companies shall make any forward purchase commitment in excess of the requirements of the Companies for normal operating purposes or at prices higher than the current market prices;

(xv) none of IPO Corp., Merger Sub or the Companies shall implement any layoff of employees that would implicate the Worker Adjustment and Retraining Notification Act of 1988;

(xvi) none of IPO Corp., Merger Sub or the Companies shall settle or compromise any Proceeding if the amount of such settlement exceeds $5,000,000 or will not be paid in full prior to the Closing or which settlement or compromise would reasonably be expected to have a continuing adverse impact on the business of Companies after the Closing;

(xvii) the Companies shall not make or change any material Tax election;

(xviii) the Companies shall not change any annual accounting period;

(xix) the Companies shall not adopt or change any accounting method with respect to Taxes;

(xx) the Companies shall not surrender any material right to claim a refund of Taxes;

(xxi) the Companies shall not file any material amended Tax Return;

(xxii) the Companies shall not settle or compromise any Proceeding with respect to any material Tax claim or assessment relating to the Companies;

(xxiii) the Companies shall not consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Companies; and

(xxiv) neither IPO Corp., Merger Sub, Seller, Aneth nor any of their respective Subsidiaries shall agree with any third party, whether in writing or otherwise, to do any of the foregoing.

(b) Seller agrees to, and shall cause the Companies to, make capital expenditures in the ordinary course of business consistent with past practice or as disclosed in Sections 3.26 and 3.27.

(c) Neither IPO Corp., Merger Sub, Aneth nor Seller shall, during the period commencing on the date hereof and ending at the Closing Date, undertake any other action that would be reasonably likely to materially adversely impede consummation of the transactions contemplated hereby.

6.3  Company Assets.  Subject to the terms of applicable operating and other existing agreements, each of Seller, Aneth and IPO Corp. agrees, except as described below or as otherwise consented to or approved in writing by Buyer, which consent shall not be unreasonably withheld, during the period commencing on the date hereof and ending at the Closing Date, Seller and IPO Corp. shall, and shall cause the Companies to, manage the Company Assets as follows:

(a) Disposal of Company Assets. None of the Companies shall: (i) except as set forth on Schedule 6.2, act in any manner with respect to the Company Assets other than in the normal, usual and customary manner, consistent with prior practice; (ii) except as set forth on Schedule 6.2, sell or otherwise dispose of, encumber or relinquish any of the Company Assets, except for Permitted Encumbrances or the sale of hydrocarbons in the ordinary course of business; or (iii) waive, compromise or settle any material right or claim with respect to any of the Company Assets.

(b) Preservation of Company Assets. The Companies shall use commercially reasonable efforts to preserve in full force and effect, and perform and comply in all material respects with all of their respective obligations under, all leases, operating agreements, easements, rights-of-way, permits, licenses, Contracts and other agreements which relate to the Company Assets and shall perform and comply with its obligations in or under any such agreement relating to such Company Assets as a reasonable and prudent operator. Seller shall give prompt written notice to Buyer of any notice of default (or threat of default, whether disputed or denied) received or given by it or the Companies under any instrument or agreement affecting the Company Assets in any material respect to which any of the Companies is a party or by which the Companies or any Company Assets are bound.

(c) Maintenance of Equipment and Insurance. The Companies shall maintain all material and equipment within the Company Assets in accordance with customary industry operating practices and procedures in all material respects. The Companies shall maintain all insurance listed on Schedule 3.22.

(d) Operations. Except for operations in the ordinary course of business, permitted by Section 6.2 or disclosed in Sections 3.26 and 3.27, none of the Companies shall agree to participate in any reworking, deepening, drilling, completion, recompletion, equipping or other operation or capital or workover expenditure with respect to the Company Assets, if such operation might reasonably be expected to require expenditures by the Companies in excess of $1,000,000 individually or $3,000,000 in the aggregate, without Buyer’s prior written consent (which consent may be withheld in Buyer’s commercially reasonable discretion), except if required by an emergency when there shall have been insufficient time to obtain advance consent (in which case Seller will promptly notify Buyer of any such emergency expenditures).

(e) Assets Operated by Others. To the extent neither IPO Corp., Seller nor any of the Companies is the operator of any Company Asset, the obligations of IPO Corp. and Seller in this Section 6.3, which have reference to operations or activities which normally are or pursuant to existing Contracts are to be carried out or performed by operator, shall be construed to require only that IPO Corp. and Seller use all commercially reasonable efforts to cause that the operator of such Company Asset either take such actions, render such performance or refrain from performance, within the constraints of the applicable operating agreements, applicable agreements and applicable Law. Seller shall, and shall cause the Companies to, use all commercially reasonable efforts to preserve relationships with all third parties having business dealings with respect to the Company Assets. To the extent either IPO Corp., Seller or the Companies is the operator of any Company Asset, IPO Corp. Seller or the Companies, as applicable, shall use commercially reasonable efforts to seek appointment of the Buyer as the successor operator with respect to the applicable Company Assets.

(f) Environmental Reports. Subject to the confidentiality provisions of Section 6.1(d) of this Agreement, IPO Corp. and Seller shall provide Buyer, promptly upon receipt by such entities or Companies, but in any event prior to Closing, any material reports concerning environmental matters in connection with the Company Assets prepared or received by IPO Corp., Seller or the Companies prior to Closing.

(g) Applicable Consents. Seller shall, and shall cause the Companies to, use all commercially reasonable efforts to obtain (i) the consents, approvals and authorizations and (ii) waiver of any preferential purchase rights listed, and shall cooperate with the Buyer in the notification of all applicable Governmental Authorities of the transactions contemplated hereby and cooperate with the Surviving Corporation in obtaining the issuance by each such authority of such permits, licenses and authorizations as may be necessary for the Surviving Corporation and the Companies to own and operate the Company Assets following the Closing.

6.4  Conduct of the Business of Buyer Prior to the Closing Date.

(a) Buyer agrees that, except as permitted, required or specifically contemplated by this Agreement, the Warrant Agreement Amendment, and those actions contemplated on Schedule 6.4 or in this ARTICLE VI or as otherwise consented to or approved in writing by Seller, which consent shall not be unreasonably withheld or delayed, during the period commencing on the date hereof and ending at the Closing Date:

(i) the businesses of Buyer shall be conducted only in the ordinary course of business;

(ii) Buyer shall not split, combine or reclassify any shares of capital stock or other equity securities of Buyer or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any capital stock or other equity securities of Buyer, except (A) in connection with the conversion to cash of shares of Buyer’s common stock held by its stockholders who vote against the transactions contemplated by this Agreement and properly exercise their conversion rights under Section 9.3 of Article IX of the Buyer Certificate of Incorporation, (B) purchases by Buyer of Buyer Common Stock from Public Stockholders, and (C) transactions contemplated by the Warrant Agreement Amendment; provided, no such actions by Buyer may be taken with respect to the actions contemplated in clause (B) of this clause (ii) that would result in the Acquisition Consideration being less than $275,000,000 at Closing.

(iii) Buyer shall not (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any capital stock or other equity securities of Buyer, or (B) amend any term of any capital stock or other equity securities of Buyer (in each case, whether by merger, consolidation or otherwise) except as contemplated by the Warrant Agreement Amendment;

(iv) Buyer shall not declare, set aside or pay any dividend or distribution or other capital return in respect of its capital stock or other equity interests except as contemplated by the exceptions to clause (ii) of this Section 6.4(a);

(v) Buyer shall not, except as required or permitted by GAAP, change any accounting methods, principles or practices;

(vi) Buyer shall not, except in the ordinary course of business, enter into, terminate or materially modify any material Contract except as contemplated by the Warrant Agreement Amendment;

(vii) Buyer shall not acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the equity interests or assets of, or otherwise acquire, any material business of any corporation, partnership, association or other business organization or division thereof;

(viii) Buyer shall not make or grant any bonus or any wage or salary increase to any employee or group of employees;

(ix) Buyer shall not make any loans or advances to, or guarantees for the benefit of, any Person;

(x) Buyer shall not create, incur or assume any Indebtedness in excess of $100,000;

(xi) Buyer shall not in any material respect amend or otherwise modify the Trust Agreement or any other agreement relating to the Trust Account;

(xii) Buyer shall not cancel any material third party indebtedness owed to Buyer; and

(xiii) Buyer shall not agree with any third party, whether in writing or otherwise, to do any of the foregoing.

(b) Buyer shall not, during the period commencing on the date hereof and ending at the Closing Date, undertake any other action that would be reasonably likely to materially adversely impede consummation of the transactions contemplated hereby.

6.5  Antitrust Laws.

(a) Each party hereto shall: (i) make any filings required of it or any of its Affiliates under the HSR Act in connection with this Agreement and the transactions contemplated hereby no later than the tenth Business Day following the date hereof; (ii) comply at the earliest practicable date and after consultation with the other party hereto with any request for additional information or documentary material received by it or any of its Affiliates from the Federal Trade Commission (the “FTC”) or the Antitrust Division of the Department of Justice (the “Antitrust Division”); (iii) cooperate with one another in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by the FTC, the Antitrust Division or any other Governmental Authority; (iv) take any other action necessary to obtain the approvals and consents required for the consummation of the transactions contemplated by this Agreement; and (v) cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date.

(b) Each party hereto shall promptly inform the other parties of any material communication made to, or received by such party from, the FTC, the Antitrust Division or any other Governmental Authority regarding any of the transactions contemplated hereby. Neither party may participate in any meeting with the FTC, the Antitrust Division or any other Governmental Authority without prior notice to the other party and, to the extent permitted by that Governmental Authority, the opportunity to attend.

(c) Any required filing fee under the HSR Act shall be borne by Buyer.

6.6  Public Announcements.  Unless otherwise required by Law, including federal securities law prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement (other than as may be contained in the Proxy/Registration Statement or notice under the NNOG Contract pursuant to Section 4.02(b)(ii) of the First Amendment of the NNOG Contract) will be made by or on behalf of any party without the prior written consent of Buyer and Seller. Prior to issuing a press release or other public announcement required by Law with respect to the execution and delivery of or the transactions contemplated by this Agreement, Buyer and Seller shall consult with each other and shall have reasonable opportunity to comment on such press release and prior to issuing a press release or other public announcement with respect to the Closing, Buyer and Seller shall use reasonable efforts to agree on the form of such press release or other public announcement.

6.7  Further Actions.  Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts: (a) to obtain, in addition to approvals and consents discussed in Section 6.5 hereof, any licenses, permits, consents, approvals, authorizations, qualifications and orders of federal, state, tribal, local and foreign Governmental Authorities as are required in connection with the consummation of the transactions contemplated hereby; (b) to effect, in addition to filings discussed in Section 6.5 hereof, all necessary registrations and filings; (c) to defend any lawsuits or other legal proceedings, whether judicial or administrative, whether brought derivatively or on behalf of third parties (including Governmental Authorities or officials), challenging this Agreement or the consummation of the transactions contemplated hereby; and (d) to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as reasonably may be requested in connection with the foregoing.

6.8  Directors and Officers.  Buyer, IPO Corp. and Seller shall take all necessary action so that the persons listed on Schedule 6.8 are appointed or elected, as applicable, to the position of directors and officers of IPO Corp. and the Surviving Corporation and all prior directors and officers have resigned or been removed, as applicable, as set forth therein, to serve in such positions effective immediately after the Closing. IPO Corp. shall take all necessary actions to enter into indemnification agreements with each of the persons who will become a director of IPO Corp. providing indemnification for liabilities incurred in their capacities as directors of IPO Corp.

6.9  Indemnification of Directors and Officers.

(a) The certificate of incorporation and by-laws (or operating agreement or other equivalent governing instruments) of IPO Corp. and each of its Subsidiaries shall contain provisions no less favorable with respect to indemnification than are set forth in the certificate of incorporation and by-laws, operating agreement, or equivalent instruments, as applicable, of such Persons as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Closing Date were directors, officers, managers, managing members, agents or employees of Seller or any of the Companies or who were otherwise entitled to indemnification pursuant to the certificate of incorporation and bylaws (or equivalent governing instruments) of such Persons. IPO Corp. shall cause (including, without limitation, by paying premiums on the current insurance policies) to be maintained in effect for six (6) years after the Closing Date the current policies of the directors’ and officers’ liability or equivalent insurance maintained by or on behalf of Seller and the Companies with respect to matters occurring prior to the Closing; provided, that IPO Corp. may substitute therefor policies of at least the same coverage containing terms and conditions that are not less advantageous than the existing policies (including with respect to the period covered). IPO Corp. will indemnify each individual who served as a director, officer, manager or managing member of Seller or the Companies at any time prior to the Closing Date from and against all actions, suits, proceedings, hearings, investigations, claims, etc. including all court costs and reasonable attorney fees and expenses resulting from or arising out of, or caused by, this Agreement or any of the transactions contemplated hereby.

(b) After the Closing, IPO Corp. shall cause its Subsidiaries to provide indemnification of the directors and officers of Buyer who serve in such capacity prior to the Closing to the same extent as Buyer provides indemnification to such Persons as of the date hereof and provisions of which shall not be amended, repealed or otherwise modified for a period of six (6) years after the Closing Date in any manner that would adversely affect the rights thereunder of such Persons as of the date hereof.

6.10  Proxy/Registration Statement; Buyer Stockholder Meeting.

(a) As soon as is reasonably practicable after the date of this Agreement, Buyer, IPO Corp. and Seller shall jointly prepare and file with the SEC under the Securities Act and the Exchange Act, and with all other applicable regulatory bodies, a proxy statement of Buyer and a registration statement of IPO Corp. (together with all amendments and supplements thereto, the “Proxy/Registration Statement”), for the purpose of (i) soliciting proxies from Buyer’s stockholders and warrantholders for the purpose of obtaining the Buyer Stockholder Approval and the Warrant Amendment Approval at the Buyer Stockholder Meeting of its stockholders and warrantholders to be called and held for such purpose, and (ii) registering the securities of IPO Corp. to be issued in connection with the transactions contemplated in this Agreement. Each of the parties hereto shall cooperate in the preparation, filing and mailing of the Proxy/Registration Statement. The Proxy/Registration Statement will comply in all material respects with all applicable Law. As soon as reasonably practicable, Buyer shall deliver the Buyer Information and Seller shall deliver the Company Information to each other. Each of the parties hereto shall also furnish to each other on a timely basis all other information as may be requested in connection with the preparation of the Proxy/Registration Statement. Each of Buyer, IPO Corp. and Seller shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Proxy/Registration Statement received from the SEC or any other Governmental Authority. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on the Proxy/Registration Statement and any amendments or supplements thereto in advance of filing such with the SEC and/or each other applicable Government Authority.

(b) Each party will advise the other parties, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy/Registration Statement. If, at any time prior to the Closing, any information relating to Buyer, IPO Corp. or Seller or any of their respective Affiliates, officers or directors, is discovered by any of such parties and such information should be set forth in an amendment or supplement to the Proxy/Registration Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering such information shall promptly notify the other parties hereto and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Buyer.

(c) Each of Buyer, IPO Corp. and Seller shall use its reasonable best efforts to have the Proxy/Registration Statement cleared by the SEC as promptly as practicable. As soon as practicable following its clearance by the SEC, Buyer shall distribute the Proxy/Registration Statement to its stockholders and holders of Buyer Warrants and shall in accordance with its certificate of incorporation, bylaws and the DGCL solicit proxies from its stockholders to vote in favor of all of the proposals contained in the Proxy/Registration Statement and shall use reasonable best efforts to obtain the Buyer Stockholder Approval and the Warrant Amendment Approval.

(d) Buyer shall cause the Buyer Stockholder Meeting to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of this Agreement and the other transactions contemplated by this Agreement. The board of directors of Buyer shall recommend to Buyer’s stockholders their adoption of this Agreement and the other transactions contemplated hereunder and shall include such recommendation in the Proxy/Registration Statement.

6.11  No Solicitation.

(a) Each of Parent, Seller, IPO Corp., Merger Sub, Aneth and the Companies will not, and will cause their respective Affiliates, employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any Person (other than Buyer) concerning any sale of a significant portion of the assets of the Companies or merger or sale (directly or indirectly) of their respective equity interests in the Companies, any recapitalization of Seller or the Companies or similar transaction with respect to Seller or the Companies or their respective businesses.

(b) Buyer will not, and will cause its Affiliates, employees, agents and representatives not to, directly or indirectly, solicit or enter into discussions or transactions with, or encourage, or provide any information to, any Person (other than Parent or Seller) concerning any Initial Business Combination or similar transaction.

(c) The parties hereto recognize and agree that immediate irreparable damages for which there is not adequate remedy at law would occur in the event that the provisions of this Section 6.11 are not performed in accordance with the specific terms hereof or are otherwise breached. It is accordingly agreed that in the event of a failure by a party to perform its obligations under this Agreement, the non-breaching party shall be entitled to specific performance through injunctive relief, without the necessity of posting a bond, to prevent breaches of the provisions and to enforce specifically the provisions of this Section 6.11 in addition to any other remedy to which such party may be entitled, at law or in equity.

6.12  Registration Rights Agreement.  At or prior to the Closing, Buyer, Founder (and/or an Affiliate thereof) and Seller shall execute and deliver a customary registration rights agreement. Such parties agree to promptly negotiate the form of the registration rights agreement after the date hereof.

6.13  SEC Reports; Proxy/Registration Statement.

(a) Buyer will file all reports, registration statements and other documents, together with any amendments thereto, required to be filed or submitted under the Securities Act and the Exchange Act, including but not limited to reports on Form 8-K, Form 10-K and Form 10-Q (all such reports, registration statements and documents, filed or to be filed with the SEC, with the exception of the Proxy/Registration Statement are collectively referred to herein as “SEC Reports”) required to be filed by Buyer from the date of this Agreement to the Closing Date and will use commercially reasonable efforts to do so in a timely manner. The SEC Reports (i) will be prepared in accordance and comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports, and (ii) will not at the time they are filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information relating to Buyer and its Affiliates supplied for inclusion in the Proxy/Registration Statement will not, as of the date of its distribution to Buyer’s stockholders (or any amendment or supplement thereto) or at the time of the Buyer Stockholder Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

(c) The information relating to Seller and its Affiliates supplied to Buyer for inclusion in the Proxy/Registration Statement will not, as of the date of its distribution to Buyer’s stockholders (or any amendment or supplement thereto) and at the time of the Buyer Stockholder Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

6.14 Notice.  From the date hereof through the Closing Date or the earlier termination of this Agreement, each party shall promptly give written notice to the other parties of any event, condition or circumstances occurring from the date hereof through the Closing Date, which would cause any condition precedent in ARTICLE VII not to be satisfied.

6.15 Termination of Certain Company Benefit Plans.  Prior to the Closing, Seller shall terminate Seller’s Amended and Restated Equity Appreciation Rights Plan, with no further liability with respect thereto on the part of Seller, the Companies, IPO Corp. or the Surviving Corporation.

6.16 Hedging Arrangements.  Prior to the Closing, Seller shall keep Buyer reasonably informed regarding Seller’s efforts in respect of the Hedging Arrangements.

6.17 Dissolution of Certain Excluded Subsidiaries.  Prior to the Closing, Seller shall use its commercially reasonable efforts dissolve and liquidate the Excluded Subsidiaries set forth in part (b) of Schedule 3.3(a), except as such dissolution and liquidation may be restricted by Seller or Companies’ contractual obligations.

ARTICLE VII
CONDITIONS PRECEDENT

7.1  Conditions Precedent to Obligations of Parties.  The respective obligations of each of the parties hereto hereunder are subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions:

(a) Delivery of Officer’s Certificate.  At the Closing Date, each of Parent, Seller, Aneth, Merger Sub, IPO Corp. and Buyer has delivered a signed officer’s certificate certifying in addition to any certifications required under Section 7.2 or Section 7.3, as applicable, that:

(i) no Proceeding involving such party is pending or threatened before any judicial or Governmental Authority relating to the transactions contemplated by this Agreement;

(ii) the board of directors (or manager, as the case may be) of such party has approved this Agreement (with copies of all resolutions attached); and

(iii) stockholder (or member or members, as the case may be) approval of such party (in the case of Buyer, including the Buyer Stockholder Approval and the Warrant Amendment Approval) with respect to the execution, delivery and performance of the Agreement and the consummation of all transactions contemplated thereby has been attained.

(b) No Injunction. At the Closing Date, there shall be no Law, injunction, restraining order or decree of any nature of any court or Governmental Authority of competent jurisdiction that is in effect that restrains or prohibits the consummation of the transactions contemplated by this Agreement; provided, however, that the parties invoking this condition shall use their best efforts to have such injunction, order or decree vacated or denied.

(c) Regulatory Authorizations. Any applicable waiting periods specified under the HSR Act with respect to the transactions contemplated by this Agreement shall have lapsed or been terminated.

(d) Approvals. Buyer Stockholder Approval and the Warrant Amendment Approval shall have been obtained.

7.2  Conditions Precedent to Obligation of Buyer.  The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions, unless waived in writing by Buyer:

(a) Accuracy of Representations and Warranties of Parent.  The representations and warranties of Parent and Seller contained in ARTICLE II which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of Parent and Seller contained in ARTICLE II which are qualified as to materiality shall be true and accurate in all respects as of the Closing Date as if made at and as of such date (except, in each case, those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Accuracy of Representations and Warranties of Seller.  The representations and warranties of Seller contained in ARTICLE III, disregarding all qualifications contained herein relating to materiality or Material Adverse Effect, shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case they shall be true and correct as of such date), except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect on IPO Corp. and its Subsidiaries.

(c) Performance of Agreement.  Each of Parent, Seller, IPO Corp., Merger Sub and Aneth shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by each of them prior to or on the Closing Date.

(d) Certificate.  Buyer shall have received a certificate of Parent, Seller and of Aneth, dated the Closing Date, executed on behalf of each such Person by a duly authorized officer of such Person, to the effect that the conditions specified in paragraphs (a) and/or (b) and (c) as applicable to it above have been satisfied.

(e) Consents and Waivers.  All consents and waivers set forth on Schedule 7.2(e) shall have been obtained on terms satisfactory to Buyer.

(f) No Default.  Except for (i) any default under the First Lien Credit Agreement that has been waived or is subject to a forbearance agreement, (ii) any cross-default under any ISDA Agreement with a First Lien lender if the conditions in Section 7.2(f)(i) apply, or (iii) any default under the Second Lien Credit Agreement that is subject to a standstill covenant or otherwise does not permit the Second Lien lenders to take any action on the collateral securing the loan made under the Second Lien Credit Agreement, in each case where the existence of any such default would be cured upon the consummation of the transactions contemplated by this Agreement, there shall be no default with respect to any payment obligation or financial covenant under any material Indebtedness of the Companies. For purposes of this Section 7.2(f), material Indebtedness shall mean the Credit Agreement and all Indebtedness in an outstanding amount over $2,000,000 in the aggregate.

(g) Hedging Arrangements.  Seller shall have taken such actions with respect to its hedging arrangements such that the average fixed price on the Companies’ crude oil swaps in Year 2010 on 3,650 barrels of crude oil per day is $67.00 or more per barrel (“Hedging Arrangements”).

(h) Marketing.  Seller or the Companies have not entered into any agreement, or amendment to an agreement, with respect to their crude oil marketing arrangements that would reasonably be expected to have a Material Adverse Effect on IPO Corp., and its Subsidiaries as of Closing.

(i) Legal Opinion.  Buyer shall have received a legal opinion dated the Closing Date, in a form reasonably satisfactory to Buyer, from counsel reasonably satisfactory to Buyer addressing the existence of (i) no conflicts, defaults, or violations under applicable Laws of the Navajo Nation or any subdivision or Affiliate thereof and (ii) no conflicts, defaults or violations under Material Contracts pursuant to which the Navajo Nation or any subdivision or Affiliate thereof is a party or a third party beneficiary, in each case as a result of the consummation of the transactions contemplated by this Agreement.

7.3  Conditions Precedent to the Obligation of Seller.  The obligation of Parent, Seller, IPO Corp., Merger Sub and Aneth to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing Date of each of the following additional conditions, unless waived in writing by Seller:

(a) Accuracy of Representations and Warranties.  The representations and warranties of Buyer contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of Buyer contained in this Agreement which are qualified as to materiality shall be true and accurate in all respects as of the Closing Date as if made at and as of such date (except, in each case, those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Performance of Agreements.  Buyer shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Certificate.  Seller shall have received a certificate of Buyer, dated the Closing Date, executed on behalf of Buyer by its President or any Vice President, to the effect that the conditions specified in paragraphs (a) and (b) above have been satisfied.

(d) Legal Opinion.  Parent, Seller, Aneth and IPO Corp. shall have received a legal opinion dated the Closing Date, in a form reasonably satisfactory to them, from counsel reasonably satisfactory to them that (i) the Charter Amendment will be effective in modifying Article II of Buyer Certificate of Incorporation such that consummation of the transactions contemplated hereby will not constitute a violation of such Article II, and (ii) the execution, delivery and performance of this Agreement by Buyer will not conflict with the terms of the Graham Agreement.

(e) Acquisition Consideration.  The Acquisition Consideration shall not be less than $275,000,000.00.

ARTICLE VIII
LABOR MATTERS

8.1  Collective Bargaining Agreements.  From and after the Closing, the Companies will continue to be bound by the terms of the collective bargaining agreements set forth in Schedule 8.1 (the “Collective Bargaining Agreements”), and will comply with their obligations under such Collective Bargaining Agreements and all other statutory bargaining obligations.

ARTICLE IX
MISCELLANEOUS

9.1  Termination and Abandonment.

(a) General.  Without prejudice to other remedies which may be available to the parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(i) by mutual written consent of Buyer and Seller;

(ii) by Buyer or Seller by giving written notice to the other Person if a Law, injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction is issued that prohibits the consummation of the transactions contemplated by this Agreement and such injunction, restraining order or decree is final and non-appealable or is not resolved in Buyer’s favor prior to September 29, 2009 (a “Final Order”); provided, however, that the party seeking to terminate this Agreement pursuant to this clause (ii) shall have used its reasonable best efforts to have such Law, injunction, order or decree vacated or denied;

(iii) by Buyer or Seller by giving written notice to the other Person if the Buyer Stockholder Approval or the Warrant Amendment Approval shall not have been obtained at the Buyer Stockholder Meeting;

(iv) by either Seller or Buyer by giving written notice to the other Person if the Closing shall not have occurred by September 29, 2009; provided that the foregoing right to terminate this Agreement under this clause (iv) shall not be available to any Person whose failure or inability to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(v) by Seller, upon written notice to Buyer, upon a material breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement such that, if occurring or continuing on the Closing Date, the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach shall be incapable of being cured or shall not have been cured within thirty (30) days after written notice thereof shall have been received by Buyer; or

(vi) by Buyer, upon written notice to Seller, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent, Aneth or Seller set forth in this Agreement such that, if occurring or continuing on the Closing Date, the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c), would not be satisfied and such breach shall be incapable of being cured or shall not have been cured within thirty (30) days after written notice thereof shall have been received by Seller.

(b) Procedure Upon Termination.  In the event of the termination and abandonment of this Agreement, written notice thereof shall promptly be given to the other parties hereto and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto; provided, however, that nothing herein shall relieve any party from liability for any intentional or knowing breach of any provision hereof.

(c) Payment of Expenses.

(i) If this Agreement is terminated by Buyer or Seller pursuant to Section 9.1(a)(iii) or Section 9.1(a)(ii) if due to a Final Order issued due to a violation of Article II of the Buyer Certificate of Incorporation, or by Seller pursuant to Section 9.1(a)(v), Buyer shall pay to Seller the documented out of pocket expenses of Parent, Seller, IPO Corp., Aneth, and all of the Companies (not to exceed $1,000,000); provided, however, such aggregate amount shall be limited to the amount that Seller and its Affiliates would have been able to collect from Buyer, as limited by Section 9.19.

(ii) If this Agreement is terminated by Buyer pursuant to Section 9.1(a)(vi), Seller shall pay to Buyer the documented out of pocket expenses of Buyer (not to exceed $1,000,000); provided, however, such aggregate amount shall be limited to the amount that Seller and its Affiliates would have been able to collect from Buyer, as limited by Section 9.19, had Seller terminated the Agreement pursuant to Section 9.1(a)(v).

(iii) If a party elects to terminate this Agreement as a result of a termination contemplated by the foregoing provisions of this Section 9.1(c), this Section 9.1(c) shall constitute the sole remedy and entire liability and damages of the parties as a result of a termination of this Agreement; provided, however, in the case of a breach by Seller of Section 6.11 that gives right to termination of this Agreement by Buyer pursuant to Section 9.1(a)(vi) and Buyer elects to terminate this Agreement but rejects and waives payment from Seller under this Section 9.1(c), then this Section 9.1(c) shall not constitute the sole remedy and entire liability and damages of the parties under this Agreement.

(d) Survival of Certain Provisions.  The respective obligations of the parties hereto pursuant to Section 6.1(d), except as otherwise provided in the Confidentiality Agreement, Section 6.6 and this ARTICLE IX shall survive any termination of this Agreement.

9.2  Expenses.  Except as otherwise contemplated by Section 9.1(c), (a) Buyer shall bear all costs, fees and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, (b) Aneth, IPO Corp., Merger Sub and the Companies shall bear all costs, fees and expenses incurred by them in connection with this Agreement and the transactions contemplated hereby and (c) Parent and Seller shall bear all costs, fees and expenses incurred by them in connection with this Agreement and the transactions contemplated hereby.

9.3  Tax Matters

(a) Transfer Taxes Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by IPO Corp. and Seller. Buyer and IPO Corp. shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such tax laws. For purposes of this Agreement, “Transfer Taxes” shall mean transfer, documentary, sales, use, registration and other such taxes (including all applicable real estate transfer taxes).

(b) Withholding.  There shall be no withholding pursuant to section 1445 of the Code; provided that Seller delivers to Buyer at the Closing certificates complying with the Code and Treasury Regulations, in form and substance reasonably satisfactory to Buyer, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under section 1445 of the Code.

(c) Cooperation on Tax Matters.  Seller, the Companies and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods relating to Taxes, including by maintaining and making available to each other all records necessary in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to any Tax claim. Parent, IPO Corp. and Founder will cooperate in the preparation of the Form 1065 for Aneth for its taxable year that includes the Effective Time, and no such return shall be filed without the consent of each of Parent, IPO Corp. and Founder, which shall not be unreasonably withheld, conditioned or delayed. Parent and Seller shall jointly control (at each party’s own expense) any defense or settlement, compromise, admission, or acknowledgment of any Tax audit or controversy relating to Tax items of any of the Companies or their assets for Tax periods and partial Tax periods ended on or prior to the Effective Time that could materially affect Parent, Seller or any member of Parent; provided, however, that Parent and Seller must consult, in good faith, with Founder before taking any action with respect to the conduct of such settlement, compromise, admission or acknowledgment. No such Tax audit or controversy shall be settled or compromised without the prior written approval (which shall not be unreasonably withheld, conditioned or delayed) of each of Parent, Seller and Founder.

(d) Tax Treatment.  The Parties intend (i) for the Contribution to be treated as part of a transfer to a controlled corporation pursuant to Section 351 of the Code and (ii) for the Merger to be treated either as a reorganization described in Section 368(a)(2)(e) of the Code or as part of a transfer to a controlled corporation pursuant to Section 351 of the Code. The Parties agree to report the transactions contemplated hereby consistent with this treatment, except to the extent required by a final determination pursuant to Section 1313 of the Code.

(e) Tax Representation.  Other than with respect to the Retention Shares, each of Founder, Parent and Seller represents and warrants that it has, and at the Effective Time will have, no binding obligation, or fixed or definite plan or intention, to dispose, for U.S. federal income tax purposes, of any IPO Corp. Common Stock received in the Contribution or Merger, as applicable, other than to distribute shares of IPO Corp. to its members or partners and that it has no knowledge of any binding obligation, or fixed or definite plan or fixed or definite intention, of its partners or members to dispose of Common Stock received in any such distribution. IPO Corp. has, and at the Effective Time will have, no intention or plan to liquidate or terminate for U.S. federal income tax purposes, Buyer or Aneth following the Merger and Contribution.

9.4  Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telex, telegram or telecopy, as follows:

(a)	if to Seller, Aneth or IPO Corp. prior to the Closing, to it at:

1675 Broadway St.
Denver, Colorado 80202
Attn: James M. Piccone
Fax: (303) 623-3628

with a copy to (which shall not constitute notice):

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Attn: Ronald R. Levine, II
Fax: (303) 893-1379

(b)	if to Parent, to it at:

1675 Broadway St.
Denver, Colorado 80202
Attn: James M. Piccone
Fax: (303) 623-3628

with a copy to (which shall not constitute notice):

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Attn: Ronald R. Levine, II
Fax: (303) 893-1379

(c)	if to Buyer or Founder, to it at:

c/o Hicks Acquisition Company I, Inc.
100 Crescent Court, Suite 1200
Dallas, Texas 75201
Attn: Joseph B. Armes
Fax: (214) 615-2223

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
Attn: Alan D. Feld
Fax: (214) 969-4343

or to such other Person or address as a party shall specify by notice in writing to the other parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of personal delivery or on the third Business Day after the mailing thereof or, in the case of notice by telecopier, when receipt thereof is confirmed by telephone.

9.5  Entire Agreement.  This Agreement (including the Schedules hereto and the documents referred to herein) constitutes the entire agreement between the parties hereto and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

9.6  Non-Survival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Closing, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing and (b) the obligations set forth in Sections 6.1(b) and 6.6 and this ARTICLE IX.

9.7  No Third Party Beneficiaries.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as provided in Section 6.9.

9.8  Assignability.  This Agreement shall not be assigned by any of the parties hereto without the prior written consent of the other parties hereto.

9.9  Amendment and Modification; Waiver.  Subject to applicable Law, this Agreement may be amended, modified and supplemented by a written instrument authorized and executed on behalf of Buyer, Parent and Seller at any time prior to the Closing Date with respect to any of the terms contained herein. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

9.10  No Recourse.  No recourse shall be available to the assets of any Person that is a member, partner, equity holder or Affiliate of Parent, Seller or Buyer, or any officer, director, agent, employee, shareholder or partner thereof for any obligations of Parent, Seller, IPO Corp., Merger Sub or Aneth to Buyer or of Buyer to Parent, Seller, IPO Corp., Merger Sub or Aneth pursuant to this Agreement.

9.11  Severability.  If any provision of this Agreement or the application thereof under certain circumstances is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

9.12  Section Headings.  The section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

9.13  Interpretation.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

9.14  Definitions.  As used in this Agreement:

“Affiliate” means, with respect to a specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such specified Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by agreement or otherwise; provided, however, except for Sections 6.1(d), 6.11, 6.13(c) and 9.10, in the case “Affiliate” of Seller, Company, Aneth, IPO Corp. or any of the Companies shall expressly not include Natural Gas Partners VII, L.P., Natural Gas Partners Income Co — Investment Opportunities Fund, L.P. or any of the Natural Gas Partners entity.

“Aggregate Cash Consideration” means the aggregate amount payable in respect of all Public Warrants converted into the right to receive the Cash Consideration as set forth in Section 1.7(a).

“Benefit Plan” means (A) each “employee benefit plan” (as defined in section 3(3) of ERISA); and (B) every other plan, program, policy, practice, Contract (including any employment Contract or consulting Contract), or other arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated, and whether or not subject to ERISA and whether or not legally binding) providing for compensation, severance, termination pay, salary continuation, bonus or other incentive compensation, deferred compensation, stock or other equity or equity-related compensation, change in control benefits, fringe benefits, or other employee benefits of any kind.

“BIA” means the Bureau of Indian Affairs of the United States Department of the Interior.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized by law or executive order to be closed.

“Business Employee” means any current or former officer, director, employee, leased employee, consultant or agent (or their respective beneficiaries) of the Companies or of any ERISA Affiliate.

“Buyer Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Buyer as of the date hereof.

“Buyer Common Stock” means the common stock, $0.0001 par value, of Buyer.

“Buyer Information” means information about Buyer reasonably sufficient to permit the preparation and filing with the SEC of the Proxy/Registration Statement or such other statement or report as may be required by federal securities Law.

“Buyer SEC Documents” means all of Buyer’s reports, statements, schedules and registration statements filed with the SEC.

“Buyer Warrants” means the warrants to purchase shares of Buyer Common Stock governed by the HACI Warrant Agreement.

“Charter Amendment” means the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Buyer to be filed with the Secretary of State of Delaware after the receipt of the Buyer Stockholder Approval, pursuant to which Buyer’s current certificate of incorporation will be amended to, among other things, revise the purpose and existence clauses therein.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies” means all of the Subsidiaries of Seller except for the Excluded Subsidiaries and “Company” means any one of the Companies individually.

“Company Information” means information about IPO Corp., Seller, and Companies reasonably sufficient to permit the preparation and filing with the SEC of the Proxy/Registration Statement or such other statement or report as may be required by federal securities Law.

“Credit Agreements” means, collectively, (a) that certain Amended and Restated Credit Agreement, dated as of April 14, 2006, among Resolute Aneth, LLC, Seller and certain of its Subsidiaries, Wachovia Bank, National Association, as Administrative Agent, Citigroup Global Markets Inc., as Syndication Agent, and Deutchse Bank Securities, Inc., Fortis Capital Corp and U.S. Bank National Association, Inc., as Co-Documentation Agents, and the other Lenders party thereto (“1st Lien Agreement”) and (b) that certain Amended and Restated Second Lien Credit Agreement, dated as of June 27, 2007, among Aneth, Seller and certain of its Subsidiaries, Citicorp USA, Inc, as Administrative Agent, Wachovia Capital Markets, LLC, as Syndication Agent and the other Lenders party thereto (“2nd Lien Agreement”), each as amended.

“Defined Percentage” means the resulting percentage of: (i) Acquisition Consideration, divided by (ii) Acquisition Consideration plus $121,520,000.00.

“Earnout Shares” means shares of IPO Corp. Common Stock subject to forfeiture in the event the Stock Earnout Target is not met by the date which is five years following the Closing Date and shall not have any economic (except to the extent set forth in Section 1.6) until the Stock Earnout Target is met but shall have voting rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each employer that, together with any of the Companies, would be considered a single employer under section 414(t) of the Code.

“Exchange Agent” means an agent, reasonably satisfactory to Buyer, IPO Corp., Seller and Founder who shall act as the exchange agent in connection with the transactions contemplated by this Agreement pursuant to an exchange agent agreement, in a form reasonably acceptable to Buyer and Seller, to be entered into among the agent, Buyer, IPO Corp., Seller and Founder.

“Excluded Subsidiaries” means those Subsidiaries of Seller set forth on Schedule 3.3(a).

“Founder’s Warrants” means the warrants to purchase shares of Buyer Common Stock owned by Founder and governed by that certain Warrant Agreement, dated as of September 27, 2007, between Buyer and Continental Stock Transfer and Trust Company, N.A., as warrant agent (the “HACI Warrant Agreement”).

“Graham Agreement” means that certain Equity Interest Purchase Agreement, dated as of July 1, 2008, among Buyer, GPC Holdings, L.P., Graham Packaging Corporation, Graham Capital Company, Graham Engineering Corporation, BMP/Graham Holdings Corporation, GPC Capital Corp. II, Graham Packing Holdings Company, and the other parties signatory thereto, as amended to date.

“HACI Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of September 26, 2007, made and entered into by and among the Company, the Founder, Thomas O. Hicks, William H. Cunningham, William A. Montgomery, Brian Mulroney and William F. Quinn

“IMDA” means the Indian Mineral Development Act of 1982, 25 U.S.C. §§ 2101-2108.

“Indebtedness” means with respect to any Person at any date, without duplication: (i) all obligations of such Person for borrowed money or in respect of loans or advances, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) all financial obligations of such Person secured by a Lien (other than a Permitted Lien), and (iv) all guarantees of such Person in connection with any of the foregoing. For clarity, capital lease obligations shall be treated as Indebtedness but operating leases shall not be so treated.

“Initial Business Combination” has the meaning set forth in the Buyer Certificate of Incorporation.

“Intellectual Property” means all intellectual property, including but not limited to (a) all trademarks, service marks, trade dress, design marks, logos, trade names, domain names, websites, brand names and corporate names, whether registered or unregistered, together with all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (b) all copyrights, photographs, advertising and promotional materials, including catalogs, and computer software and all copyright applications, registrations, and renewals in connection therewith, (c) all trade secrets and proprietary and confidential business information (including research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (d) all inventions and designs (whether patentable or unpatentable), and all patents, patent applications, continuations, continuations-in-part, divisionals, reissues, reexaminations, term extensions and disclosures, and (e) all rights to pursue, recover and retain damages and costs and attorneys’ fees (if available) for past, present and future infringement of any of the foregoing.

“IPO” means the initial public offering of Buyer, effected on October 3, 2007.

“IPO Shares” means the shares of Buyer Common Stock issued in the IPO.

“Knowledge” or “knowledge” of Seller or the Companies means the actual knowledge of a particular fact or other matter by the persons listed on Schedule 9.14.

“Leased Real Property” means the non oil and gas real property leased by any of the Companies, as tenant, together with, to the extent leased by such Companies, all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems and equipment attached or appurtenant thereto.

“Lien” means any mortgage, pledge, lien, encumbrance, charge or other security interest.

“Material Adverse Effect” means a material adverse effect on the business, operations, assets or financial condition of the Person and its Subsidiaries, taken as a whole, excluding, in each case, any such effect resulting from or arising out of or in connection with: (i) acts of God, calamities, national or international political or social conditions including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, in each case, that do not have a disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to other Persons in the industry; (ii) economic, industry or market events, occurrences, developments, circumstances or conditions, whether general or regional in nature or limited to any area in which the Person or its Subsidiaries operate, in each case to the extent do not have a disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to other Persons in the industry; (iii) changes in applicable Laws or accounting standards, principles or interpretations, in each case, that do not have a disproportionate effect on the Person and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the industry; (iv) changes in commodity prices; or (v) the public announcement or pendency of this Agreement or any of the transactions contemplated herein or any actions taken or not taken in compliance herewith or otherwise at the request or with the consent of Seller or Buyer, as applicable.

“Navajo Nation” means the federally recognized Indian tribe of the Navajo Indian Reservation in the States of Arizona, New Mexico, Colorado and Utah, including all of its agencies, departments, instrumentalities and entities whether organized pursuant to federal, state or tribal law.

“NNOG” means Navajo Nation Oil and Gas Company, a federally chartered corporation pursuant to Section 17 of the Indian Reorganization Act of 1934.

“Owned Real Property” means the non oil and gas real property owned by any of the Companies, together with all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems and equipment of such Companies attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Permitted Liens” means: (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or for which adequate reserves are maintained on the financial statements of the Person and its Subsidiaries as of the Closing Date; (b) Liens imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business securing obligations that are not overdue for a period of more than sixty (60) days or which are being contested in good faith by appropriate proceedings (and for which adequate reserves are maintained on the financial statements of the Person and its Subsidiaries as of the Closing Date in conformity with GAAP); (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, and liens in connection with unemployment insurance or other social security, old age pension or public liability obligations which are not delinquent; (d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters of record, including, without limitation, survey exceptions, reciprocal easement agreements and other encumbrances on title to real property; (f) all applicable zoning, entitlement, conservation restrictions and other land use and environmental regulations; (g) all exceptions, restrictions, easements, charges, rights-of-way and other Liens set forth in any environmental Permits, any deed restrictions, groundwater or land use limitations or other institutional controls utilized in connection with any required environmental remedial actions, or other state, local or municipal franchise applicable to the Person or any of its Subsidiaries or any of their respective properties; (h) Liens securing the obligations of the Person or any of its Subsidiaries under secured indebtedness of the Person or any of its Subsidiaries and, in respect of Seller and the Companies, and all Excepted Liens (as defined in the Credit Agreements); (i) Liens referred to in the Schedules hereto; (j) Permitted Encumbrances; and (k) Liens that, individually or in the aggregate, would not have a Material Adverse Effect on such Person.

“Person” means an individual, corporation, limited liability company, partnership, association, joint venture, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(a)(3) of the Securities Exchange Act of 1934, as amended.

“Production” means all oil, natural gas, coalbed methane gas, condensate, natural gas liquids, and other hydrocarbons or products produced from or attributable to the Company Assets.

“Prospect” means an oil and gas property owned by the Companies that is set forth under the heading “Unproven Properties” on Exhibit E.

“Public Stockholder” means each holder of IPO Shares.

“Public Warrants” means the warrants to purchase shares of Buyer Common Stock issued in the IPO.

“SEC” means the Securities and Exchange Commission.

“Seller Interests” means the limited liability company interests in Seller.

“Sponsor’s Warrants” means the warrants to purchase shares of Buyer Common Stock owned by Founder and governed by that certain Sponsor Warrants Purchase Agreement, dated as of September 26, 2007, between Buyer and Founder.

“Stock Earnout Target” means (i) the closing sale price for the regular trading session (without considering after hours or other trading outside regular trading session hours) of the IPO Corp. Common Stock on the applicable stock exchange (or, if no closing price is reported, the last reported sale price during that regular trading session) for any twenty (20) days within any thirty (30) day trading period which period can begin only after ninety (90) days after the Closing Date exceeds $15.00 per share, or (ii) a Change in Control Event (as defined by clauses (a) and (c) of the definition of Change in Control Event provided for in the Resolute Energy Corporation 2009 Performance Incentive Plan) occurs in which IPO Corp. Common Stock is valued in connection with such Change in Control Event in excess of $15.00 per share. If IPO Corp. shall at any time or from time to time after the Closing Date effect a subdivision (by any stock split or otherwise) of the outstanding IPO Corp. Common Stock into a greater number of shares, the Stock Earnout Target in effect immediately before such subdivision shall be proportionately decreased. Conversely, if IPO Corp. shall at any time or from time to time after the Closing Date combine (by reverse stock split or otherwise) the outstanding shares of IPO Corp. Common Stock into a smaller number of shares, the Stock Earnout Target in effect immediately before the combination shall be proportionately increased.

“Subsidiary” or “Subsidiaries” of Seller, Buyer or any other Person means any corporation, partnership, joint venture or other legal entity of which Seller, Buyer or such other Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Trust Account” means the trust account established by Buyer in connection with the consummation of the IPO and into which Buyer deposited a designated portion of the net proceeds from the IPO.

“Trust Agreement” means the agreement pursuant to which Buyer has established the Trust Account.

“Warrant Cap” means 27,600,000.

“Western Refining Contract” means Gas Gathering and Processing Agreement, made and entered into December 18, 2001, by and between Western Gas Resources, Inc., as processor, and Texaco Exploration and Production, Inc., as operator, of the Aneth Plant and on behalf of the Aneth Plant Co-owners.

9.15  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

9.16  Submission to Jurisdiction.  Each of the parties hereto: (a) consents to submit itself to the personal jurisdiction of any state or federal court in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of Delaware.

9.17  Enforcement.  The parties agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

9.18  Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

9.19  No Claim Against Trust Account.  Each of Parent, Seller, Aneth and each other Subsidiary of Seller and IPO Corp. hereby irrevocably waives any and all right, title, interest or claim (any “Claim”) of any kind it has or may have in the future to any assets in the Trust Account other than amounts distributed to Buyer in limited amounts from time to time (and in no event more than $6,555,000 in total, inclusive of amounts that have already been distributed) in order to permit Buyer to pay its operating expenses and after the consummation of its Initial Business Combination and hereby agrees not to seek recourse, reimbursement, payment or satisfaction against the Trust Account or any funds distributed therefrom, except amounts distributed to Buyer after the consummation of its Initial Business Combination, in respect of any Claims against Buyer arising under this Agreement; provided, that any Claim in respect of such amounts distributed to Buyer after the consummation of its Initial Business Combination shall be limited to payments required by Section 9.1(c).  This waiver is intended and shall be deemed and construed to be irrevocable and absolute on the part of each of Parent, Seller, Aneth and each other Subsidiary of Seller, Seller and IPO Corp., and shall be binding on their respective heirs, successors and assigns, as the case may be. Notwithstanding the foregoing, this Section 9.19 shall not constitute a waiver of the specific performance remedy set forth in Section 9.17.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

BUYER:

HICKS ACQUISITION COMPANY I, INC.

By:	/s/ Joseph B. Armes

Name:	Joseph B. Armes

Title:	President & CEO

IPO CORP.:

RESOLUTE ENERGY CORPORATION

By:	/s/ Nicholas J. Sutton

Name:	Nicholas J. Sutton

Title:	CEO

MERGER SUB:

RESOLUTE SUBSIDIARY CORPORATION

By:	/s/ Nicholas J. Sutton

Name:	Nicholas J. Sutton

Title:	CEO

ANETH:

RESOLUTE ANETH, LLC

By:	/s/ Nicholas J. Sutton

Name:	Nicholas J. Sutton

Title:	CEO

SELLER:

RESOLUTE HOLDINGS SUB, LLC

By:	/s/ Nicholas J. Sutton

Name:	Nicholas J. Sutton

Title:	CEO

PARENT:

RESOLUTE HOLDINGS, LLC

By:	/s/ Nicholas J. Sutton

Name:	Nicholas J. Sutton

Title:	CEO

FOUNDER:

HH-HACI, L.P.

By: HH-HACI GP LLC, its General Partner

By:	/s/ Joseph B. Armes

Name:	Joseph B. Armes

Title:

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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